File No. 812-

U S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 12(d)(1)(J), 17(d)
57(c), AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE
17d-1 THEREUNDER, GRANTING EXEMPTIONS FROM THE PROVISIONS OF
SECTIONS 12(d)(1), 12(d)(3) AND 57(a)(1), (2), (3) AND (4) OF THE 1940 ACT, AND PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT

SIERRA INCOME CORPORATION,

MEDLEY CAPITAL CORPORATION,

MEDLEY MANAGEMENT, INC.,

SIERRA MANAGEMENT, INC., AND

MCC ADVISORS LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

All Communications, Notices, and Orders to:

John Fredericks, Esq.

Medley Management, Inc.

280 Park Avenue, 6th Floor East

New York, NY 10017

Copy to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

November 6, 2018

i

GLOSSARY OF DEFINED TERMS

Advisers Act	The Investment Advisers Act of 1940, as amended

Applicants	All entities listed as applicants to this application

BDC	A company that has elected, under Section 54 of the 1940 Act, to be regulated as a business development company

Code	The Internal Revenue Code of 1986, as amended

Combined Company	Sierra Income Corporation, following the Consolidation

Combined Company Board	The Combined Company’s board of directors

Consolidating Entities	Sierra, MCC, MDLY and Medley LLC

Consolidation	The proposed merger described herein between and among the Consolidating Entities

DGCL	Delaware General Corporation Law

DOJ	The Antitrust Division of the U.S. Department of Justice

Division	The SEC’s Division of Investment Management

Effective Time	The time at which the Consolidation is effected

Excluded MCC Shares	Shares of MCC Common Stock owned by MCC, Sierra, or any wholly-owned subsidiary of MCC or Sierra

FTC	U.S. Federal Trade Commission

Future Subsidiaries	Any wholly-owned subsidiary of the Combined Company created in the future

GAAP	United States generally accepted accounting principles

HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Independent Director	With respect to directors of MCC, Sierra and the Combined Company, a person who is not an interested person as defined under Section 2(a)(19) of the 1940 Act, and; for MDLY, a person who is neither an officer of, nor otherwise affiliated with, any of the other Consolidating Entities, other than through his or her directorship with MDLY, and; with respect to each of the Consolidating Entities, a person who does not own more than 5% of the shares of any other Consolidating Entity.

Managed Entities	Any entity, other than the Combined Company and SBIC Subsidiary, existing now or in the future, whose assets or operations will be managed by Merger Sub

Management	The senior professionals of Medley LLC

MCC	Medley Capital Corporation, a publicly traded BDC

MCC Adverse Recommendation Change	Any action of the MCC Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that the MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any MCC Merger Competing Proposal

MCC Advisors	MCC Advisors LLC, the registered investment adviser to MCC

MCC Board	MCC’s board of directors

MCC Common Stock	MCC’s shares of common stock, par value $0.001 per share

MCC Investment Management Agreement	The Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors, dated January 19, 2014

MCC Merger	The transaction by which MCC would merge with and into Sierra, with Sierra as the surviving company in the merger

MCC Merger Agreement	The Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra

MCC Merger Competing Proposal	Any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the 1934 Act) of 20% or more of any class of equity securities of MCC or Sierra, as applicable, or (ii) any one or more assets or businesses of MCC or its subsidiaries or Sierra or its subsidiaries that constitute 20% or more of the revenues or assets of MCC and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MCC or Sierra, in each case other than the MCC Merger and the other transactions to occur at the MCC Merger Closing in accordance with the MCC Merger Agreement

MCC Merger Superior Proposal

A bona fide written MCC Merger Competing Proposal (but with all references to “20%” in the definition of MCC Merger Competing Proposal being increased to “50%” to the extent relevant to the MCC Merger Competing Proposal in question) made by a third party that the MCC Board or the Sierra Board, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Board or Sierra Board, as applicable, considers to be appropriate, is more favorable to MCC Stockholders or Sierra Stockholders, as applicable, from a financial point of view than the MCC Merger and the other transactions contemplated by the MCC Merger Agreement (including any revisions to the terms of the MCC Merger Agreement committed to by Sierra or MCC, as applicable, to the other party in writing in response to such MCC Merger Competing Proposal made to Sierra or MCC, as applicable).

MCC Stockholder Approval	The affirmative vote of the holders of a majority of the outstanding shares of MCC common stock

MDLY	Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly-owned by Management

MDLY Adverse Recommendation Change	Any action taken by the MDLY Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MDLY Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MDLY shall have been commenced, a statement disclosing that the MDLY Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any MDLY Merger Competing Proposal

MDLY Board	MDLY’s board of directors

MDLY Class A Common Stock	MDLY’s shares of Class A Common Stock, par value $0.01 per share

MDLY Class B Common Stock	MDLY’s shares of Class B Common Stock, par value $0.01 per share

MDLY Common Stock	MDLY Class A Common Stock and MDLY Class B Common Stock, collectively

MDLY Incentive Plan	The Medley Management Inc. 2014 Omnibus Incentive Plan

MDLY Merger	The transaction by which MDLY would merge with and into Merger Sub, with Merger Sub as the surviving company in the merger

MDLY Merger Agreement	The Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra, and Sierra Management, Inc.

MDLY Merger Competing Proposal

Any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the 1934 Act) of 20% or more of any class of equity securities of MDLY or Sierra, as applicable, or (ii) any one or more assets or businesses of MDLY or its subsidiaries or Sierra or its subsidiaries that constitute 20% or more of the revenues or assets of MDLY and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or Sierra, in each case other than the MDLY Merger and the other transactions to occur at the MDLY Merger Closing in accordance with the MDLY Merger Agreement.

MDLY Merger Superior Proposal	A bona fide written MDLY Merger Competing Proposal (but with all references to “20%” in the definition of MDLY Merger Competing Proposal being increased to “50%” to the extent relevant to the MDLY Merger Competing Proposal in question) made by a third party that the MDLY Board or the MDLY Special Committee or the Sierra Board or Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the MDLY Board (or MDLY Special Committee) or Sierra Board (or Sierra Special Committee), as applicable, considers to be appropriate, is more favorable to MDLY’s stockholders or Sierra Stockholders, as applicable, from a financial point of view than the MDLY Merger and the other transactions contemplated by the MDLY Merger Agreement (including any revisions to the terms of the MDLY Merger Agreement committed to by Sierra or MDLY, as applicable, to the other party in writing in response to such MDLY Merger Competing Proposal made to Sierra or MDLY, as applicable).

MDLY Record Date	The record date for determination of the MDLY Stockholders of record entitled to vote at the special meeting of MDLY Stockholders, which is the close of business on [ ], 2018

MDLY RSUs	The restricted stock units of MDLY outstanding and not previously forfeited under the MDLY Incentive Plan

MDLY Stockholder Approval	Approval of the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date

Medley Advisors	Collectively, the activities and operations of Medley Capital LLC, Medley LLC, Medley Management Inc., Medley Group LLC, and associated investment funds and their respective affiliates

Medley LLC Unitholders	Unitholders of Medley LLC

Mergers	Collectively referring to the MCC Merger and the MDLY Merger

Merger Sub	Sierra Management, Inc., a wholly-owned subsidiary of Sierra

MGCL	Maryland General Corporation Law

NYSE	The New York Stock Exchange

SBA	The Small Business Administration

SBIC Subsidiary	Medley SBIC, LP

v

SEC	The U.S. Securities and Exchange Commission

SIC Advisors	SIC Advisors LLC, the registered investment to Sierra

Sierra	Sierra Income Corporation, a non-traded BDC, as existing prior to the Effective Time

Sierra Board	Sierra’s board of directors

Sierra Bylaws	The bylaws of Sierra

Sierra Charter	The Second Articles of Amendment and Restatement of Sierra

Sierra Common Stock	Sierra’s shares of common stock, par value $0.001 per share

Sierra Incentive Plan	An incentive plan to be adopted by Sierra

Sierra Investment Advisory Agreement	The Amended and Restated Investment Advisory Agreement by and between Sierra and SIC Advisors, dated April 6, 2012

Sierra MCC Merger Adverse Recommendation Change	Any action taken by the Sierra Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MCC Merger Competing Proposal”

Sierra MDLY Merger Adverse Recommendation Change	Any action taken by the Sierra Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that the Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MDLY Merger Competing Proposal”

Sierra RSUs	Restricted stock units under the Sierra Incentive Plan

Sierra Special Meeting	Special meeting of the Sierra Stockholders

Sierra Stockholder Approval	The affirmative vote of the holders of a majority of the outstanding shares of Sierra common stock

Subchapter M	Subchapter M of the Code, relating to the taxation of investment companies

1933 Act	The Securities Act of 1933, as amended

1934 Act	The Securities Exchange Act of 1934, as amended

1940 Act	The Investment Company Act of 1940, as amended

1980 Amendments	The BDC amendments to the 1940 Act, adopted as part of the Small Business Investment Incentive Act of 1980, which added Sections 54 through 65 to the 1940 Act

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

SIERRA INCOME CORPORATION,

MEDLEY CAPITAL CORPORATION,

MEDLEY MANAGEMENT INC.,

SIERRA MANAGEMENT, INC., AND

MCC ADVISORS, LLC.

280 Park Avenue, 6th Floor East

New York, NY 10017

File No. 812-_____

Investment Company Act of 1940

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c), 12(d)(1)(J), 17(d) 57(c), AND 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 THEREUNDER, GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 12(d)(1), 12(d)(3), AND 57(a)(1), (2), AND (3) OF THE 1940 ACT, AND PERMITTING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940
ACT

INTRODUCTION

Sierra Income Corporation, Medley Capital Corporation, Medley Management, Inc., Sierra Management Inc. and MCC Advisors LLC (collectively, the “Applicants”) hereby apply for an exemptive order of the U.S. Securities and Exchange Commission (the “SEC”) under certain provisions of the Investment Company Act of 1940, as amended (the “1940 Act”). The order requested (the “Order”) would permit certain of the Applicants to engage in a series of transactions that would, in effect, restructure the Medley Advisors’ family of companies.

In summary, it is anticipated that MCC will merge with and into Sierra, with Sierra as the surviving company in the merger (the “MCC Merger”); and MDLY will merge with and into Sierra Management, Inc., a wholly-owned subsidiary of Sierra organized under the DGCL on August 7, 2018 (“Merger Sub”), with Merger Sub as the surviving company in the merger (the “MDLY Merger”). The transactions are collectively referred to as the “Consolidation.” As a result of the foregoing, the investment management function relating to the operation of Sierra, as the surviving company, will be effectively internalized. Upon effectuation of the Consolidation, Sierra would be the owner of a wholly owned registered investment adviser.

Applicants acknowledge that the relief necessary in connection with the foregoing will consolidate relief previously granted by the SEC in certain exemptive orders, and will be consistent with a no-action position taken by the Staff of the SEC’s Division of Investment Management (the “Staff’).

The Applicants request relief, pursuant to Section 57(c) and 57(i) of the 1940 Act1 and Rule 17d-1, granting exemptions from the provisions of Sections 57(a)(1), (2), (3) and (4), and pursuant to Section 6(c) granting an exemption from Section 12(d)(3) and Section 17(d), to permit the consummation of the MCC Merger and the MDLY Merger and to permit Sierra to acquire securities of a registered investment adviser pursuant to the MCC Merger and the MDLY Merger.

I. GENERAL DESCRIPTION OF MEDLEY ADVISORS’ ENTITIES

A. Sierra Income Corporation

Sierra was organized under the MGCL on June 13, 2011 and is an externally managed non-traded BDC that commenced operations through the initiation of a continuous public offering in April 2012. As of June 30, 2018, Sierra had total assets of approximately $1.1 billion and its NAV per share was $7.27. SIC Advisors, a wholly controlled subsidiary of MDLY, is the investment adviser to Sierra. Until its offering was terminated effective as of July 31, 2018, Sierra offered its shares of common stock (“Sierra Common Stock”) through SC Distributors, Inc., which, as the “wholesaler” for the offering of shares of Sierra Common Stock, entered into numerous selling agreements with broker dealers who sold shares of Sierra Common Stock directly to investors. The Sierra Board currently consists of five members, three of whom are not “interested persons” of Sierra within the meaning of Section 2(a)(19).

B. Medley Capital Corporation

MCC, organized under the DGCL on January 20, 2011, is an externally managed BDC that commenced operations following the completion of its initial public offering (an “IPO”) in January 2011. As of June 30, 2018, MCC had total assets of approximately $789 million, a net asset value (“NAV”) per share of $6.43, and its closing market price on the NYSE was $3.47. MCC Advisors, a wholly controlled subsidiary of MDLY, is the investment adviser to MCC. The MCC Board currently consists of seven members, four of whom are Independent Directors.

[1]	Unless otherwise noted, all section and rule references herein refer to the 1940 Act, and the rules and regulations thereunder, as applicable.

C. Medley Management, Inc.

MDLY was incorporated under the DGCL on June 13, 2014 and commenced operations on September 29, 2014 upon the completion of the IPO of its Class A Common Stock, par value $0.01 per share (the “MDLY Class A Common Stock”). The offering proceeds were used to purchase 6,000,000 newly issued limited liability company units of Medley LLC (the “Medley LLC Units”). MDLY operates as a holding company and its sole material asset is a controlling equity interest in Medley LLC. MDLY operates and controls all of the business and affairs and consolidates the financial results of Medley LLC and its subsidiaries. In connection with the IPO, MDLY issued 100 shares of Class B Common Stock, par value $0.01 per share (the “MDLY Class B Common Stock”), to Medley Group LLC (”Medley Group”), an entity wholly owned by the pre-IPO members of Medley LLC. The MDLY Class B Common Stock entitles Medley Group to a number of votes that is equal to 10 times the aggregate number of units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement (defined below)), which is currently one-for-one, and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of membership units held by such holder times the Exchange Rate. As of June 30, 2018, MDLY had total assets of approximately $94,181,000 million and its closing market price on the NYSE was $3.55 per share.

In addition, through STRF Advisors LLC, its majority-owned subsidiary, Medley LLC also manages the assets of a registered closed-end fund, Sierra Total Return Fund (“STRF”), which is designed to operate as an interval fund within the meaning of Rule 23c-3. Medley LLC also manages several private funds (the “Private Funds”) and a number of separately managed accounts (“SMAs”), the primary focus of which is on providing credit to private and small or growing public companies and investing in credit-related instruments. As of June 30, 2018, Medley LLC had over $5 billion of assets under management (“AUM”).

D. Sierra Management, Inc.

Sierra Management, Inc. (post-Consolidation, “Merger Sub”) is a newly-formed wholly-owned subsidiary of Sierra organized under the DGCL on August 7, 2018.

E. MCC Advisors LLC

MCC Advisors is a registered investment adviser under the Advisers Act. MCC Advisors is a majority owned subsidiary of MDLY.

II. THE Consolidation

A. Applicants’ Representations

1. Background and Reasons for the Consolidation

Since Medley Advisors’ inception in 2006, Management operated Medley Advisors’ asset management business with a focus on direct origination, careful structuring and active monitoring of loan portfolios. Medley Advisors’ investment vehicles have generally focused on private middle market companies in the United States that have revenues between $50 million and $1 billion. MCC completed its IPO in January 2011. MCC was the first publicly traded permanent capital vehicle to which Medley Advisors provided asset management services. In April of 2012, Medley Advisors launched Sierra, its first public non-traded permanent capital vehicle.

Medley Advisors understood at the outset that to remain competitive in the middle-market lending space, its advisory clients, including Sierra, MCC, private funds and SMAs (the “Advisory Clients”) advised by Medley Advisors could pool their resources in order to have the benefits of scale and greater access to capital that borrowers demanded. In that regard, in November 2013 Medley Advisors and the Advisory Clients obtained an order from the SEC that expanded Medley Advisors’ ability to engage in co-investment transactions among the BDCs and other funds managed by Medley Advisors. Since that time, competition for private debt investment opportunities in the lower middle market has significantly intensified and Medley Advisors believes that the need for scale in the asset management business has become even more important.

2. The Consolidation Transactions

a. Formation of Special Committees

The board of directors of each of Sierra, MCC and MDLY formed special committees, comprised solely of Independent Directors, to, among other things, negotiate and evaluate the Mergers. Each of the special committee of the Sierra Board (the “Sierra Special Committee”), the special committee of the MCC Board (the “MCC Special Committee”) and the special committee of the MDLY Board (the “MDLY Special Committee”) has retained its own independent legal counsel and independent financial advisor.  This has enabled each of the respective committees to consult with and rely on the advice of professionals who, like the Independent Directors themselves, were independent of the other parties to the transaction and could provide independent advice and guidance.

b. Description of the Transactions

The Consolidation would be effected through three separate, yet related, transactions:

●	The MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units (as defined below) held by members of Medley LLC, other than MDLY, issued and outstanding immediately prior to the MDLY Merger Effective Time (defined below) to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the terms of an existing exchange agreement by and between MDLY, Medley LLC, and the holders of Medley LLC Units (the “Exchange Agreement” and such exchange, the “Exchange”). As a result of the Exchange, Medley LLC would be wholly owned by MDLY.

●	Immediately following the Exchange:

○	Pursuant to the MCC Merger Agreement, MCC would merge with and into Sierra. In the MCC Merger, each issued and outstanding share of MCC Common Stock would be converted into the right to receive a number of shares of Sierra Common Stock. The MCC Merger has been approved by each of the MCC Special Committee and the Sierra Special Committee, and is required to be approved by the MCC Stockholders (the “MCC Stockholders”) and the Sierra Stockholders (the “Sierra Stockholders”).

○	Pursuant to the MDLY Merger Agreement, MDLY would merge with and into a newly formed wholly owned subsidiary of Sierra (“Merger Sub”), with Merger Sub surviving the merger (the “MDLY Merger” and, together with the MCC Merger, the “Mergers”). In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares (as defined in the MDLY Merger Agreement) and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries, will be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, MDLY stockholders (the “MDLY Stockholders”) will have the right to receive certain dividends and/or other payments, as described herein. Each share of MDLY Class B Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares, will be canceled without consideration therefor. The MDLY Merger Agreement has been approved by both the MDLY Special Committee and the Sierra Special Committee, respectively, and, based upon the respective recommendations of the MDLY Special Committee and the Sierra Special Committee, the MDLY Board and the Sierra Board approved the MDLY Merger Agreement. The MDLY Merger Agreement is required to be approved by the MDLY Stockholders and the Sierra Stockholders.

The Mergers would occur simultaneously. In connection with the Mergers, Sierra, as the Combined Company, would apply for listing of Sierra Common Stock on the NYSE, and is expected to apply for listing of Sierra Common Stock on the Tel Aviv Stock Exchange, with such listings to be effective as of the closing date of the Mergers. As a result of the Exchange and the Mergers, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as the survivor in the MDLY Merger, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly owned investment adviser subsidiary. In addition, former MCC Stockholders and MDLY Stockholders would be stockholders of the Combined Company (”Combined Company Stockholders”).

Also as a result of the Mergers, the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement will terminate. However, for the reasons described more fully below, the Combined Company will enter into an advisory agreement with MCC Advisors (the “New Investment Advisory Agreement”). The New Investment Advisory Agreement will contain substantially the same terms as the Sierra Investment Advisory Agreement. Notwithstanding that there will be no change in the advisory fee charged to the Combined Company for advisory services under the New Investment Advisory Agreement, the New Investment Advisory Agreement will be subject to the requirements of Section 15(c). The Combined Company Board will perform a review of the New Investment Advisory Agreement pursuant to Section 15(c). All management employees are currently employed at Medley Capital LLC and provide services to Sierra through SIC Advisors pursuant to an inter-company servicing agreement. That structure would remain in place following closing of a transaction, with Medley Capital LLC becoming a wholly owned subsidiary of the Combined Company.

.

c. The MCC Merger Agreement

Pursuant to the MCC Merger Agreement, subject to certain conditions described therein, at closing (the “MCC Merger Closing”), MCC will merge with and into Sierra, and the separate corporate existence of MCC will cease. Sierra would be the surviving company in the MCC Merger and would continue its existence as a corporation under the MGCL. The MCC Merger will become effective at the time (the “MCC Merger Effective Time”) set forth in a certificate of merger (the “MCC Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger (the “MCC Articles of Merger”) to be filed with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”).

i. Consideration

In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time, other than shares of MCC Common Stock held by MCC, Sierra or any of their respective wholly-owned subsidiaries (collectively, “Excluded MCC Shares”), will be converted into the right to receive 0.8050 shares of Sierra Common Stock (collectively, the “MCC Merger Shares” and, such ratio, the “MCC Exchange Ratio”); provided, however, that a holder of MCC Common Stock who would otherwise be entitled to receive a fraction of a share of Sierra Common Stock will, with respect to such fractional share, instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined NAV per share of Sierra Common Stock by (ii) the fractional share (after taking into account all shares of MCC Common Stock held by such holder at the MCC Merger Effective Time and rounded to the nearest thousandth when expressed in decimal form) that such holder would otherwise be entitled to receive. The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock is referred to collectively as the “MCC Merger Consideration.” It is intended that the MCC Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that the MCC Merger Agreement will constitute a “plan of reorganization” for such purposes.

The MCC Merger Agreement provides that if, between the date of the MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s dividend reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Sierra, an appropriate and proportionate adjustment will be made to the MCC Exchange Ratio.

Prior to the MCC Merger Closing Date (as defined below), in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC’s short taxable year ending on the MCC Merger Closing Date, MCC is required to declare a dividend (the “Final MCC Dividend”) to MCC Stockholders. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC’s taxable year ending on the MCC Merger Closing Date, must result in MCC distributing to MCC Stockholders all of MCC’s undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC’s net capital gain (as defined in Section 1221(11) of the Code) for MCC’s taxable year ending on the MCC Merger Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it must notify Sierra at least ten days prior to the special meeting of MCC Stockholders (the “MCC Special Meeting”).

ii. Sierra Charter and Bylaws

Pursuant to the MCC Merger Agreement, the Sierra Board must review and approve an amendment and restatement of the Sierra Charter (as so amended and restated, the “Amended and Restated Sierra Charter”). It is expected that the Amended and Restated Sierra Charter will be determined to be reasonably acceptable by the MCC Board and the MDLY Board, including the MCC Special Committee and the MDLY Special Committee, respectively, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time.

The Sierra Board must also review and approve an amendment and restatement of the Sierra Bylaws (the “Amended and Restated Sierra Bylaws”). It is expected that the Amended and Restated Sierra Bylaws will be determined to be reasonably acceptable by the MCC Board and the MDLY Board, including the MCC Special Committee and the MDLY Special Committee, respectively, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time.

iii. Officers and Directors of the Surviving Company

Under the MCC Merger Agreement, Sierra must agree to take such actions as may be required by the Sierra Charter and Sierra Bylaws in order to appoint individuals to serve as directors of Sierra, as the surviving company in the MCC Merger, effective as of the MCC Merger Effective Time, which individuals shall consist of the current Independent Directors of Sierra, one interested director of Sierra and two Independent Directors of MCC.

In addition, the Sierra Board must appoint the individuals who will serve as the officers of Sierra, as the surviving company in the MCC Merger, following the MCC Merger Effective Time.

iv. Closing of the MCC Merger

Unless extended by mutual agreement of MCC and Sierra, the MCC Merger Closing will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which will be no later than five business days after the satisfaction or waiver (subject to applicable law) of the last to occur of the conditions to the MCC Merger Closing (as set forth in the MCC Merger Agreement and as described in “— Conditions to the MCC Merger”), other than conditions that by their terms are to be satisfied at the MCC Merger Closing and subject to the satisfaction or waiver of such conditions. The date on which the MCC Merger Closing actually occurs is referred to as the “MCC Merger Closing Date.”

Contemporaneously with the MCC Merger Closing, Sierra will file or cause to be filed the MCC Certificate of Merger with the Delaware Secretary, and the MCC Articles of Merger with SDAT. The MCC Merger will become effective at the MCC Merger Effective Time set forth in the MCC Certificate of Merger and MCC Articles of Merger.

v. Representations and Warranties

The MCC Merger Agreement contains certain representations and warranties made by MCC to Sierra and Sierra to MCC including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization, indebtedness and equity awards;

●	corporate authority, validity of the MCC Merger Agreement and unanimous board approval of the MCC Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	absence of third party and governmental consents and approvals;

●	SEC reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes and tax returns;

●	compliance with applicable law;

●	material contracts;

●	matters relating to investments and ownership thereof;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the MCC Special Committee and the Sierra Special Committee, as applicable;

●	information to be provided by MCC or Sierra or their respective representatives for inclusion in the Joint Proxy Statement/Prospectus;

●	insurance;

●	environmental matters; and

●	knowledge regarding reorganization and approval matters.

vi. Covenants Relating to the Conduct of the Business

Under the MCC Merger Agreement, Sierra and MCC have agreed that, except as expressly contemplated by or permitted by the MCC Merger Agreement or the MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of the MCC Merger Agreement to the MCC Merger Effective Time, (a) each of Sierra and MCC will, and will cause each of its respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the MCC Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MCC will, and will cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MCC either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the MCC Merger Agreement or to perform its covenants and agreements under the MCC Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MCC has agreed, except as expressly contemplated or permitted by the MCC Merger Agreement or as set forth in a schedule to the MCC Merger Agreement, without the written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) the Final MCC Dividend, if necessary, (ii) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (iii) dividends paid by any of MCC’s subsidiaries to MCC or to any of its wholly-owned subsidiaries;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MCC or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the MCC Merger Agreement and set forth in MCC’s disclosure schedule to the MCC Merger Agreement;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the MCC Merger as a reorganization for U.S. federal income tax purposes;

●	amend the MCC certificate of incorporation or the MCC bylaws or the organizational documents of any subsidiary of MCC, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the MCC Merger Agreement) of MCC (or any contract that, if existing as of the date of the MCC Merger Agreement, would be a material contract of MCC), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MCC Merger, (iii) the termination of a material contract of MCC specifically contemplated by the MCC Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MCC in the ordinary course of business consistent with past practice;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case other than a wholly-owned subsidiary;

●	materially amend any income tax return or any other material tax return;

●	settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

●	enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of MCC as a disregarded entity or partnership for U.S. federal income tax purposes;

●	acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly-owned subsidiary of MCC);

●	allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger Closing not being satisfied;

●	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2019 (the “MCC Outside Date”) the consummation of the transactions contemplated by the MCC Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the MCC Merger Agreement or as set forth in a schedule to the MCC Merger Agreement, without the written consent of MCC (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly-owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the MCC Merger Agreement, except in furtherance of its investment objective as set forth in Sierra’s SEC reports;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	enter into any agreement with respect to, or amend any agreements relating to, its capital stock or indebtedness;

●	except as discussed above under “—Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, the MCC Certificate or the MCC Bylaws in a manner that would adversely affect MCC, MCC Stockholders or the transactions contemplated by the MCC Merger Agreement;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract of Sierra (as defined in the MCC Merger Agreement) or any contract that, if existing as of the date of the MCC Merger Agreement, would be a material contract of Sierra, in each case other than (i) any termination or renewal in accordance with the terms of any existing material contract of Sierra that occurs automatically without any action (other than notice of renewal) by Sierra or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract of Sierra as required or necessitated to obtain any required approval in connection with the MCC Merger, or (iii) the termination of a material contract specifically contemplated by the MCC Merger Agreement;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case, other than a wholly-owned subsidiary;

●	materially amend any income tax return or any other material tax return;

●	settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

●	enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of Sierra as a disregarded entity or partnership for U.S. federal income tax purposes;

●	take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MCC Merger Consideration due at the MCC Merger Closing;

●	enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger Closing not being satisfied;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond the MCC Outside Date the consummation of the transactions contemplated by the MCC Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

vii. Transaction Expenses

Under the MCC Merger Agreement, all fees and expenses incurred in connection with the MCC Merger, the MCC Merger Agreement, and the transactions contemplated by the MCC Merger Agreement are to be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MCC Merger, and the fees of any HSR Act filing will be borne equally by MCC and Sierra.

viii. Conditions to the MCC Merger

MCC and Sierra will not be obligated to complete the MCC Merger unless a number of conditions are satisfied or waived, including, among others:

●	the receipt of MCC Stockholder Approval;

●	the receipt of Sierra Stockholder Approval;

●	the Form N-14 Registration Statement shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

●	the outstanding shares of Sierra Common Stock, the MCC Merger Shares and the shares of Sierra Common Stock to be issued in the MDLY Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

●	the Order shall have been granted and be in full force and effect as of the MCC Merger Closing Date;

●	MCC shall have obtained from the SBA such approvals as may be necessary for the debentures issued by the SBIC Subsidiary to remain outstanding in accordance with their terms following the MCC Merger Effective Time;

●	Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MCC Merger Shares;

●	no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MCC Merger or any of the other transactions contemplated by the MCC Merger Agreement shall be in effect;

●	any applicable waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated;

●	each of the conditions to the MDLY Merger Closing (as defined below) shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the MCC Merger;

●	Sierra and MCC Advisors shall have executed and delivered the New Investment Advisory Agreement, to be effective as of the MCC Merger Effective Time, and such agreement shall have been approved by the Sierra Board and received requisite Sierra Stockholder Approval each in accordance with all applicable requirements of Section 15 of the 1940 Act;

●	MCC and MCC Advisors shall have executed a termination agreement terminating the existing investment management agreement between MCC and MCC Advisors, effective as of the MCC Merger Closing Date;

●	Sierra and SIC Advisors shall have executed a termination agreement terminating the Sierra Investment Advisory Agreement, effective as of the MCC Merger Closing Date;

●	Sierra or MCC, as the case may be, shall have obtained certain consents and approvals relating to their respective joint venture arrangements;

●	in connection with the MDLY Merger Agreement, MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time (as defined below), of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

●	the SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of Merger Sub, as the surviving company in the MDLY Merger, will be treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that such surviving company’s financial results will not be consolidated into the financial statements of Sierra;

●	there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the MCC Merger, seeking to restrain or prohibit the consummation of the MCC Merger or any other transaction contemplated by the MCC Merger Agreement or seeking to obtain from MCC or Sierra any damages that are material in relation to MCC and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MCC and its subsidiaries;

●	the parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the MCC Merger Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the MCC Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code; and

●	Seth Taube shall have resigned from the Sierra Board.

ix. Termination of the MCC Merger Agreement

The MCC Merger Agreement provides that it generally may be terminated:

(a)	by the mutual written agreement of MCC and Sierra;

(b)	by either MCC or Sierra, if any governmental entity whose consent or approval is a condition to the MCC Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the MCC Merger Agreement;

(c)	by either MCC or Sierra, if the MCC Merger will not have been consummated on or prior to the MCC Outside Date, unless the failure of the MCC Merger Closing to occur by such date will be due to the failure of the party seeking to terminate the MCC Merger Agreement to perform or observe the covenants and agreements of such party set forth in the MCC Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MCC Merger Closing to occur by or prior to the MCC Outside Date;

(d)	by either Sierra or MCC, at any time prior to the MCC Merger Effective Time, in the event that (i) MCC or Sierra, as the case may be, has failed to obtain the MCC Stockholder Approval or the Sierra Stockholder Approval, as applicable, at the MCC Special Meeting or the Sierra Special Meeting, respectively, at which a vote is taken on the MCC Merger, or (ii) the MDLY Merger Agreement has been terminated;

(e)	by either MCC or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the MCC Merger Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the MCC Merger Agreement on the part of MCC, in the case of a termination by Sierra, or Sierra, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MCC Merger Closing Date, the failure of certain closing conditions set forth in the MCC Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)	by Sierra, (i) within 10 business days after the MCC Board has effected an MCC Adverse Recommendation Change prior to receipt of MCC Stockholder Approval, (ii) in the event the MCC Board has approved or authorized MCC or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to an MCC Merger Competing Proposal or (iii) MCC fails to include the recommendation of the MCC Board in the Joint Proxy Statement/Prospectus; and

(g)	by MCC, in the event that (i) (A) MCC has received an MCC Merger Superior Proposal, (B) subject to MCC’s compliance with the MCC Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the MCC Merger Agreement, MCC Board or any authorized committee thereof has authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the MCC Merger Agreement, MCC pays Sierra the termination fee under the MCC Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the MCC Board or any authorized committee thereof has effected an MCC Adverse Recommendation Change in accordance with the applicable provisions of the MCC Merger Agreement;

(h)	by MCC, (i) within 10 business days after the Sierra Board has effected a Sierra MCC Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder Approval, (ii) in the event the Sierra Board has approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to an MCC Merger Competing Proposal or (iii) Sierra fails to include the recommendation of the Sierra Board in the Joint Proxy Statement/Prospectus; and

(i)	by Sierra, in the event that: (i) (A) Sierra has received an MCC Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the MCC Merger Agreement as it relates to negotiating in good faith with MCC regarding the potential amendment of the MCC Merger Agreement, the Sierra Board or any authorized committee thereof has authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the MCC Merger Agreement, Sierra pays MCC the termination fee under the MCC Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof has effected a Sierra MCC Merger Adverse Recommendation Change in accordance with the applicable provisions of the MCC Merger Agreement.

d. The MDLY Merger Agreement

Pursuant to the MDLY Merger Agreement, subject to certain conditions described therein, at closing (the “MDLY Merger Closing”), MDLY will merge with and into Merger Sub, and the separate corporate existence of MDLY will cease. Merger Sub will be the surviving company in the MDLY Merger and will continue its existence as a corporation under the laws of the State of Delaware and a wholly-owned subsidiary of Sierra. The MDLY Merger will become effective at the time (the “MDLY Merger Effective Time”) set forth in a certificate of merger (the “MDLY Certificate of Merger”) to be filed with the Delaware Secretary.

i. Consideration

In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares (as defined and discussed below) and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly-owned subsidiaries (the “Excluded MDLY Shares”), will be converted into the right to receive (i) 0.3836 shares of Sierra Common Stock (collectively, the “MDLY Merger Shares”); provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share; plus (iii) the First Special Dividend Shortfall Amount (as defined and discussed below), if any and if applicable; plus (iv) the Second Special Dividend Shortfall Amount (as defined and discussed below), if any and if applicable.

Under the MDLY Merger Agreement, (a) MDLY will cause Medley LLC to declare a dividend to all holders of Medley LLC Units, including MDLY, in an amount equal to the lesser of (i) $0.35 per Medley LLC Unit, and (ii) the maximum dividend per Medley LLC Unit that Medley LLC may make based on its available cash at the time of such declaration of such dividend, and (b) the MDLY Board will declare a dividend to all holders of shares of MDLY Class A Common Stock in an amount per share equal to the lesser of (i) $0.35 per share of MDLY Class A Common Stock, and (ii) the maximum dividend per share of MDLY Class A Common Stock that MDLY may make based on its available cash at the time of declaration of such dividend (collectively, the “First Special Dividend”) with the amounts payable in respect of each Medley LLC Unit and each share of MDLY Class A Common Stock in all events being equal, and (c) the MDLY Board will declare prior to the MDLY Merger Effective Time, and pay after the MDLY Merger Effective Time, a dividend (the “Second Special Dividend”) in an amount equal to the lesser of (i) $0.30 per share of MDLY Class A Common Stock and (ii) the maximum dividend per share of MDLY Class A Common Stock that MDLY may make based on its available cash at the time of declaration of such dividend.

  The record date for determining the holders of Medley LLC Units or shares of MDLY Class A Common Stock entitled to payment of the First Special Dividend will be the close of business on the second business day immediately preceding the MDLY Merger Closing Date (as defined below) and the First Special Dividend will be paid (either by Medley LLC or MDLY, but without duplication as to the recipients thereof) on the business day immediately prior to the MDLY Merger Closing Date. Holders of outstanding MDLY RSUs will receive dividend equivalent rights with respect to the First Special Dividend in accordance with the terms of the MDLY Incentive Plan and the related restricted stock unit award agreements. The record date for determining the holders of shares of MDLY Class A Common Stock entitled to payment of the Second Special Dividend will be the close of business on the business day immediately preceding the MDLY Merger Closing Date and the Second Special Dividend will be payable on the business day immediately following the MDLY Merger Closing Date.

In the event the First Special Dividend is less than $0.35 per share, the holders of Medley LLC Units and MDLY Class A Common Stock issued and outstanding on the record date for the First Special Dividend and certain MDLY restricted stock units issued and outstanding on the payment date for the First Special Dividend (and, in each case, who hold MDLY Class A Common Stock issued and outstanding immediately preceding the MDLY Merger Effective Time) will, as part of the consideration to be paid in the MDLY Merger, be entitled to a cash payment in an amount equal to the difference between $0.35 per share and the actual per-share amount of the First Special Dividend (the “First Special Dividend Shortfall Amount”). In the event the Second Special Dividend is less than $0.30 per share, the holders of MDLY Class A Common Stock issued and outstanding on the record date for the Second Special Dividend (and who hold MDLY Class A Common Stock immediately preceding the MDLY Merger Effective Time) will, as part of the consideration to be paid in the MDLY Merger, be entitled to a cash payment in an amount equal to the difference between $0.30 per share and the actual per-share amount of the Second Special Dividend (the “Second Special Dividend Shortfall Amount”). The shares of Sierra Common Stock to be issued in the MDLY Merger, together with the cash to be paid in lieu of fractional shares, the cash payment per share of MDLY Class A Common Stock, the First Special Dividend Shortfall Amount (if any) and the Second Special Dividend Shortfall Amount (if any) are referred to collectively as the “MDLY Merger Consideration.”

The net effect of the provisions in the MDLY Merger Agreement and related agreements relating to the First Special Dividend and the Second Special Dividend is that holders of MDLY Class A Common Stock (as of the applicable record dates and with respect to such shares issued and outstanding as of immediately prior to the MDLY Merger Effective Time) will receive $0.65 per share in cash dividends (or additional merger consideration) and the holders of Medley LLC Units, Medley LLC Restricted Units (as defined below) and MDLY RSUs will receive $0.35 per share (or equivalent) in cash dividends dividend equivalents, or additional merger consideration.

Also in the MDLY Merger, each share of MDLY Class B Common Stock, other than Dissenting Shares, issued and outstanding immediately prior to the MDLY Merger Effective Time will be cancelled and will cease to exist and no MDLY Merger Consideration or other amounts or consideration will be delivered in exchange therefor.

The MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units held by members of Medley LLC, other than MDLY, issued and outstanding immediately prior to the MDLY Merger Effective Time to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the Exchange Agreement. In addition, each restricted Medley LLC Unit outstanding and not previously forfeited (collectively, the “Medley LLC Restricted Units”) will become fully vested, all restrictions with respect to such Medley LLC Restricted Units will lapse and the resulting Medley LLC Units will be exchanged for MDLY Class A Common Stock in accordance with the Exchange Agreement immediately prior to the MDLY Merger Effective Time. All MDLY Class A Common Stock resulting from the exchange of Medley LLC Units (other than Medley LLC Units that immediately prior to the MDLY Merger Effective Time represented Medley LLC Restricted Units) will participate in the MDLY Merger on the same terms applicable to all other shares of MDLY Class A Common Stock, other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.  All MDLY Class A Common Stock resulting from the exchange of Medley LLC Units that immediately prior to the MDLY Merger Effective Time represented Medley LLC Restricted Units will participate in the MDLY Merger on the same terms applicable to all other shares of MDLY Class A Common Stock, other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.

Also as of the MDLY Merger Effective Time, each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan, other than MDLY RSUs held by non-management directors of MDLY, will be converted into 0.8532 restricted stock units under the Sierra Incentive Plan (“Sierra RSUs”). Each Sierra RSU (or portion thereof) into which a MDLY RSU will be converted has identical terms as it relates to vesting and forfeiture. In addition, as of immediately prior to the MDLY Merger Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan held by non-management directors of MDLY will lapse and the relevant MDLY RSU will be converted into a share of MDLY Class A Common Stock that will participate in the MDLY Merger on the same basis as the other individual holders of shares of MDLY Class A Common Stock other than the right to receive the Second Special Dividend or the Second Special Dividend Shortfall.

ii. Appraisal Rights

The MDLY Merger Agreement provides that Dissenting Shares will not be converted into or represent the right to receive the MDLY Merger Consideration in accordance with the MDLY Merger Agreement, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the MDLY Merger Effective Time, such Dissenting Shares shall no longer be outstanding and will automatically be canceled and will cease to exist, and the holder will cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder has failed to perfect or has effectively withdrawn or otherwise lost the holder’s right to appraisal under the DGCL. If any Dissenting Shares will lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing appraisal rights under the DGCL with respect to such shares), then, as of the later of the MDLY Merger Effective Time or the date of loss of such status, the shares will thereupon be deemed to have been converted as of the MDLY Merger Effective Time into the right to receive the applicable MDLY Merger Consideration in accordance with the MDLY Merger Agreement, without interest, and will not thereafter be deemed to be Dissenting Shares.

Under the MDLY Merger Agreement, “Dissenting Shares” are defined as shares of MDLY Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time that are held by a holder who has not voted in favor of the MDLY Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses the holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares will cease to be Dissenting Shares).

The MDLY Merger Agreement provides that MDLY must give Sierra notice of any MDLY Stockholder who has not voted in favor of the MDLY Merger or consented thereto in writing and has properly demanded appraisal rights pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL and Sierra has the right to participate in all negotiations and proceedings with respect to any such demands. MDLY has agreed that it will not, except with the prior written consent of Sierra, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. Sierra has agreed that it will contribute or cause to be contributed to the Combined Company funds sufficient from time to time to make all payments with respect to the Dissenting Shares.

iii. Sierra Charter and Bylaws

Pursuant to the MDLY Merger Agreement, the Sierra Board must review and approve the Amended and Restated Sierra Charter, which shall be reasonably acceptable to the MDLY Board, including the MDLY Special Committee, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Closing.

The Sierra Board will also review and approve the Amended and Restated Sierra Bylaws which shall be reasonably acceptable to the MDLY Board, including the MDLY Special Committee, in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Effective Time.

iv. Officers and Directors of the Surviving Company

Under the MDLY Merger Agreement, the officers and directors of Merger Sub immediately prior to the MDLY Merger Effective Time would become the officers and directors of Merger Sub, as the surviving company in the MDLY Merger, from and after the MDLY Merger Effective Time until their respective successors have been duly elected and qualified or until their respective earlier death, resignation or removal in accordance with the certificate of incorporation of the surviving company and applicable law.

v. Closing of the MDLY Merger

Unless an extension is otherwise mutually agreed upon by MDLY and Sierra, the MDLY Merger Closing will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which must be no later than five business days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions to the MDLY Merger Closing (as set forth in the MDLY Merger Agreement and as described in the section of the Joint Proxy Statement/Prospectus captioned “The MDLY Merger Agreement — Conditions to the MDLY Merger”), other than conditions that by their terms are to be satisfied at the MDLY Merger Closing and subject to the satisfaction or waiver of such conditions. The date on which the MDLY Merger Closing actually occurs is referred to as the “MDLY Merger Closing Date.”

Contemporaneously with the MDLY Merger Closing, Sierra will file or cause to be filed the MDLY Certificate of Merger with the Delaware Secretary. The MDLY Merger will become effective at the MDLY Merger Effective Time set forth in the Certificate of Merger.

vi. Representations and Warranties

The MDLY Merger Agreement contains certain representations and warranties made by MDLY to Sierra including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization, indebtedness and equity awards;

●	corporate authority, validity of the MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	absence of third party and governmental consents and approvals;

●	SEC reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes, tax returns and tax protection agreements;

●	compliance with applicable law;

●	material contracts;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the MDLY Special Committee and the fairness opinion received by the MDLY Board;

●	information to be provided by MDLY or its representatives for inclusion in the Joint Proxy Statement/Prospectus and Schedule 13e-3;

●	insurance;

●	environmental matters;

●	employee benefit plans and other employment matters;

●	related party transactions;

●	investment advisor matters; and

●	broker-dealer matters.

The MDLY Merger Agreement also contains certain representations and warranties made by Sierra to MDLY including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization and indebtedness;

●	corporate authority, validity of the MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	third party and governmental consents and approvals;

●	reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes and tax returns;

●	compliance with applicable law;

●	material contracts;

●	matters relating to Sierra’s investments and ownership thereof;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the Sierra Special Committee;

●	information to be provided by Sierra or its representatives for inclusion in the Joint Proxy Statement/Prospectus;

●	insurance;

●	environmental matters;

●	no financing condition; and

●	Section 15(f) of the 1940 Act.

vii. Covenants Relating to the Conduct of the Business

Under the MDLY Merger Agreement, Sierra and MDLY have agreed that, except as expressly contemplated or permitted by the MDLY Merger Agreement or the MCC Merger Agreement or with the prior written consent of the other party, during the period from the date of the MDLY Merger Agreement to the MDLY Merger Effective Time, (a) each of Sierra and MDLY will, and will cause each of its respective subsidiaries to (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the MDLY Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MDLY will, and will cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MDLY either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the MDLY Merger Agreement or to perform its covenants and agreements under the MDLY Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MDLY has agreed, except as expressly contemplated or permitted by the MDLY Merger Agreement or as set forth in a schedule to the MDLY Merger Agreement, without the written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	other than borrowings under MDLY’s existing credit facility with City National Bank, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice of no more than $0.20 per share, and (ii) dividends paid by any of MDLY’s subsidiaries (other than Medley LLC) to any of its wholly-owned subsidiaries;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest (except as reasonably necessary to evidence the carried interest awards previously approved by the MDLY Board on May 10, 2018);

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MDLY or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the MDLY Merger Agreement and set forth in MDLY’s disclosure schedule to the MDLY Merger Agreement;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MDLY Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the MDLY Merger as a reorganization for U.S. federal income tax purposes;

●	amend the MDLY certificate of incorporation or the MDLY bylaws or the organizational documents of any subsidiary of MDLY, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the MDLY Merger Agreement) of MDLY (or any contract that, if existing as of the date of the MDLY Merger Agreement, would be a material contract of MDLY), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MDLY or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MDLY Merger, (iii) the termination of a material contract of MDLY specifically contemplated by the MDLY Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MDLY in the ordinary course of business consistent with past practice;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary;

●	except as required pursuant to the terms of a MDLY employee benefit plan in effect as of the date of the MDLY Merger Agreement, or as otherwise required by applicable law, (i) increase the rate of compensation or benefits payable to any partner, director, executive officer, employee or other service provider of MDLY or any of its subsidiaries (except, for employees who are not executive officers or partners, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 10% in the aggregate), (ii) establish, adopt, materially amend or terminate any MDLY benefit plan or any plan, agreement or arrangement that would be a MDLY benefit plan if in effect on the date of the MDLY Merger Agreement, (iii) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any MDLY benefit plan, except as otherwise provided in the MDLY Merger Agreement, or (iv) hire any senior management employee or partner or terminate the employment or services of any senior management employee or partner other than for cause;

●	(i) except for the Termination, Waiver and Lockup Agreement entered into by MDLY, Medley LLC, Medley Group LLC, the Medley LLC Unitholders and Sierra, enter into, amend or modify any MDLY “tax protection agreement” (as defined in the MDLY Merger Agreement), (ii) materially amend any income tax return or any other material tax return, (iii) settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment or (iv) enter into any material closing agreement related to taxes, except, in each case, unless required by applicable tax law or necessary or appropriate to preserve the status of any subsidiary of MDLY as a disregarded entity or partnership for U.S. federal income tax purposes;

●	acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly-owned subsidiary of MDLY);

●	allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger not being satisfied;

●	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2019 (the “MDLY Outside Date”) the consummation of the transactions contemplated by the MDLY Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the MDLY Merger Agreement or as set forth in a schedule to the MDLY Merger Agreement, without the written consent of MDLY (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly-owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly-owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the MDLY Merger Agreement, except in furtherance of its investment objective as set forth in Sierra’s SEC reports;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MDLY Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	except as discussed above under “The MDLY Merger Agreement—Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, or the certificate of incorporation or bylaws of Merger Sub in a manner that would adversely affect MDLY, the MDLY Stockholders or the transactions contemplated by the MDLY Merger Agreement;

●	take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MDLY Merger Consideration due at the MDLY Merger Closing;

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger Closing not being satisfied;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond the MDLY Outside Date (i.e., March 31, 2019) the consummation of the transactions contemplated by the MDLY Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

viii. Section 15(f) of the 1940 Act

The MDLY Merger Agreement provides that, subject to applicable law and the fiduciary duties of the Sierra Board, Sierra will, to the extent within its control, not take any action, or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) (which governs the receipt of a profit in connection with the sale of an investment adviser to a registered investment fund) not to be met in respect of the transactions contemplated by the MDLY Merger Agreement.

ix. Employment Matters

At the MDLY Merger Closing, MDLY will cause Medley Capital, LLC to enter into employment agreements, substantially in the form attached to the MDLY Merger Agreement (the “MDLY Employment Agreements”), with certain individuals, as specified in the MDLY Merger Agreement (the “MDLY Executives”). The identity of those individuals, and the related terms of the employment agreements, are set forth in the Joint Proxy Statement/Prospectus. In addition, prior to the MDLY Merger Closing, and subject to receipt of the applicable exemptive relief, the Sierra Board will adopt the Sierra Incentive Plan, which will contain substantially the same terms as the MDLY Incentive Plan.

x. Transaction Expenses

Under the MDLY Merger Agreement, all fees and expenses incurred in connection with the MDLY Merger, the MDLY Merger Agreement, and the transactions contemplated by the MDLY Merger Agreement are to be paid by the party incurring such fees or expenses, except that the costs and expenses of preparing, filing, printing and mailing the Form N-14 Registration Statement and related Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MDLY Merger, and the fees of any HSR Act filing will be borne equally by MDLY and Sierra.

xi. Conditions to the MDLY Merger

MDLY and Sierra will not be obligated to complete the MDLY Merger unless a number of conditions are satisfied or waived, including:

●	the receipt of MDLY Stockholder Approval;

●	the receipt of Sierra Stockholder Approval;

●	the Form N-14 Registration Statement shall have been declared effective by the SEC under the 1933 Act and a no stop order suspending the effectiveness of the Form N-14 Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

●	the outstanding shares of Sierra Common Stock, the MDLY Merger Shares and the shares of Sierra Common Stock to be issued in the MCC Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

●	the Order shall have been granted and be in full force and effect as of the MDLY Merger Closing Date;

●	Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MDLY Merger Shares;

●	no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MDLY Merger or any of the other transactions contemplated by the MDLY Merger Agreement shall be in effect;

●	any applicable waiting period (and any extension thereof) applicable to the MDLY Merger under the HSR Act shall have expired or been terminated;

●	all issued and outstanding Medley LLC Units (including Medley LLC Restricted Units that have vested) other than Medley LLC Units held by MDLY, shall have been converted into MDLY Class A Common Stock in accordance with the Exchange Agreement on (and not sooner than) the MDLY Merger Closing Date;

●	the Tax Receivable Termination Agreement, to be effective as of the MDLY Merger Effective Time, shall have been executed and delivered by all necessary parties;

●	each of the conditions to the MCC Merger Closing shall have been satisfied or appropriately waived, and the MCC Merger shall be consummated simultaneously with the MDLY Merger;

●	MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

●	the SEC shall have confirmed in a manner reasonably acceptable to the parties that the equity of Merger Sub, as the surviving company in the MDLY Merger, will be treated as a portfolio investment of Sierra and reflected in Sierra’s consolidated financial statements at fair value for accounting purposes, and that Merger Sub’s financial results will not be consolidated into the financial statements of Sierra;

●	there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the acquisition by Sierra of any MDLY Common Stock, seeking to restrain or prohibit the consummation of the MDLY Merger or any other transaction contemplated by the MDLY Merger Agreement or seeking to obtain from MDLY or Sierra any damages that are material in relation to MDLY and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MDLY and its subsidiaries; and

●	the parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the MDLY Merger Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the MDLY Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code.

xii. Termination of the MDLY Merger Agreement

The MDLY Merger Agreement generally may be terminated, whether before or after the receipt of the MDLY Stockholder Approval or the Sierra Stockholder Approval:

(a)	by the mutual written agreement of MDLY and Sierra;

(b)	by either MDLY or Sierra, if any governmental entity whose consent or approval is a condition to the MDLY Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the MDLY Merger Agreement;

(c)	by either MDLY or Sierra, if the MDLY Merger will not have been consummated on or prior to the MDLY Outside Date, unless the failure of the MDLY Merger Closing to occur by such date will be due to the failure of the party seeking to terminate the MDLY Merger Agreement to perform or observe the covenants and agreements of such party set forth in the MDLY Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MDLY Merger Closing to occur by or prior to the MDLY Outside Date;

(d)	by either Sierra or MDLY, at any time prior to the MDLY Merger Effective Time, in the event that (i) MDLY or Sierra, as the case may be, has failed to obtain the MDLY Stockholder Approval or the Sierra Stockholder Approval, as applicable, at the special meeting of MDLY Stockholders or the Sierra Special Meeting, respectively, at which a vote is taken on the MDLY Merger, or (ii) the MCC Merger Agreement has been terminated;

(e)	by either MDLY or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the MDLY Merger Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the MDLY Merger Agreement on the part of MDLY, in the case of a termination by Sierra, or Sierra, in the case of a termination by MDLY, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MDLY Merger Closing Date, the failure of certain closing conditions set forth in the MDLY Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)	by Sierra, (i) within 10 business days after the MDLY Board has effected a MDLY Adverse Recommendation Change prior to receipt of the MDLY Stockholder Approval, (ii) in the event the MDLY Board has approved or authorized MDLY or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) MDLY fails to include the recommendation of the MDLY Board in the Joint Proxy Statement/Prospectus;

(g)	by MDLY (at the direction of the MDLY Board or the MDLY Special Committee), in the event that (i) (A) MDLY has received a MDLY Merger Superior Proposal, (B) subject to MDLY’s compliance with the MDLY Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the MDLY Merger Agreement, the MDLY Board or any authorized committee thereof has authorized MDLY to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the MDLY Merger Agreement, MDLY pays Sierra the termination fee under the MDLY Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the MDLY Board (whether at the direction of the MDLY Special Committee or otherwise) has effected a MDLY Adverse Recommendation Change in accordance with the applicable provisions of the MDLY Merger Agreement;

(h)	by MDLY, (i) within 10 business days after the Sierra Board has effected a Sierra MDLY Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder Approval, (ii) in the event the Sierra Board has approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) Sierra fails to include the recommendation of the Sierra Board in the Joint Proxy Statement/Prospectus; and

(i)	by Sierra (at the direction of the Sierra Board or the Sierra Special Committee), in the event that: (i) (A) Sierra has received a MDLY Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the MDLY Merger Agreement as it relates to negotiating in good faith with MDLY regarding the potential amendment of the MDLY Merger Agreement, the Sierra Board or any authorized committee thereof has authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the MDLY Merger Agreement, Sierra pays MDLY the termination fee under the MDLY Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof has effected a Sierra MDLY Merger Adverse Recommendation Change in accordance with the applicable provisions of the MDLY Merger Agreement.

3. Additional Regulatory Approvals and Filings

a. SBA

In addition to the relief sought in this Application, the MCC Merger is conditioned on MCC obtaining from the SBA such approvals as may be necessary for the debentures issued by the SBIC Subsidiary to remain outstanding in accordance with their terms following the MCC Merger Effective Time. The SBIC Subsidiary is seeking SBA approval related to the Mergers. Both of the Sierra Board and the MCC Board expect that the approval requested will be granted. However, there can be no assurance that the SBA will allow the debentures issued by the SBIC Subsidiary to remain outstanding in accordance with their terms.

b. HSR Act

The HSR Act provides that parties must not complete certain mergers, acquisitions or transfers of assets until they have made a detailed filing with the FTC and the DOJ and waited for those agencies to determine that the transaction will not adversely affect U.S. commerce under the antitrust laws. Each of Sierra, MCC, and MDLY have agreed to file with the FTC and the DOJ, if and to the extent required, a notification and report form relating to the MCC Merger Agreement and the MDLY Merger Agreement, as applicable, and the transactions contemplated thereby as required by the HSR Act, and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MCC Merger and the MDLY Merger as soon as practicable. At any time before consummation of the Mergers, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Mergers. Individual states or private parties also may bring actions under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Mergers on antitrust grounds will not be made or, if a challenge is made, that it will not be successful.

4. The Considerations of Sierra, MCC, and MDLY

a. Sierra

At a special meeting on June 18, 2018, the Sierra Board considered the potential three-way combination of Sierra, MCC and MDLY (the “Proposed Business Combination”), the rationale for the Proposed Business Combination, and the initial terms of a potential framework around which the Proposed Business Combination could be effected. Pursuant to the initial framework, MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly-owned subsidiary of Sierra. The proposed MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using a proposed exchange ratio of 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. The proposed cash consideration in regard to the proposed MDLY Merger was, among other things, intended to address the tax liability that would be incurred by the holders of Medley LLC Units as a result of the closing of the MDLY Merger. It was noted that under a certain Tax Receivable Agreement, dated as of September 23, 2014, among MDL and the Medley LLC Unitholders (other than MDLY) (the “Tax Receivable Agreement”) the value of certain future tax benefits was allocated 85% to the holders of Medley LLC Units and 15% to the MDLY Public Stockholders and that following the Proposed Business Combination the Combined Company would receive the benefit that previously was allocated to the MDLY Public Stockholders. The Sierra Board also discussed with Management next steps and a tentative timeline for evaluating and voting on the Proposed Business Combination.

Following the Sierra Board meeting on June 18, 2018, the Sierra Special Committee met with representatives of Broadhaven Capital Partners (“Broadhaven”) to discuss the possibility of the Sierra Special Committee engaging Broadhaven to act as an independent financial advisor to the Sierra Special Committee. The Sierra Special Committee reviewed materials that had been provided by Broadhaven in advance of the meeting. The materials included (1) an overview of Broadhaven, (2) a description of the fiduciary process to be undertaken by the Sierra Special Committee, (3) a description of the benefits and issues to consider with respect to various strategic alternatives, (4) a description of selected prior transactions in which Broadhaven had served as an advisor, and (5) financial advisor fee precedents for comparable types of transactions. Broadhaven, among other things, presented its qualifications, discussed the manner in which it would analyze the framework for the Proposed Business Combination, and discussed work it and members of the proposed engagement team had performed for MDLY in the past. Broadhaven representatives also discussed with the Sierra Special Committee that Broadhaven previously had been engaged by MDLY on October 11, 2017 to advise MDLY in connection with a potential strategic transaction and that the engagement had been terminated on June 15, 2018. The Broadhaven representatives noted that Broadhaven had received no fees from MDLY in connection with that engagement and that Broadhaven had waived the “tail” provisions arising from that engagement.

On June 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Sullivan & Worcester LLP (“S&W”), counsel retained by the Sierra Special Committee. During that meeting the Sierra Special Committee discussed whether to engage Broadhaven as its independent financial advisor and, if selected, the terms of the engagement. The Sierra Special Committee also discussed the possible composition of the Combined Company Board following the closing of the Proposed Business Combination. In addition, the Sierra Special Committee discussed the formal continuation of the Sierra Special Committee and the compensation to be paid to the Chair and members of the Sierra Special Committee. Finally, the Sierra Special Committee discussed next steps in terms of engaging Broadhaven and formalizing the Committee’s role in evaluating the Proposed Business Combination.

On July 2, 2018, the Sierra Special Committee met in person with representatives of S&W. In response to inquiries from the Sierra Special Committee, the S&W representatives reviewed with the Sierra Special Committee S&W’s evaluation of the prior engagement of Broadhaven by MDLY. Following discussion with the S&W representatives, the Sierra Special Committee determined that Broadhaven’s prior engagement by MDLY would not adversely affect Broadhaven’s ability to render independent advice to the Sierra Special Committee concerning the proposed Mergers and engaged Broadhaven to serve as the Committee’s independent financial advisor. At the meeting, the Sierra Special Committee also confirmed the continued engagement of S&W as independent legal counsel to the Sierra Special Committee in connection with the Proposed Business Combination. Following the decision to retain Broadhaven, Representatives of Broadhaven joined the meeting. S&W representatives discussed the Sierra Special Committee members’ duties and responsibilities in evaluating the Proposed Business Combination, while Broadhaven representatives presented a preliminary work plan and timeline and identified certain aspects of the Proposed Business Combination that Broadhaven intended to closely examine.

Immediately following the meeting among the Sierra Special Committee and representatives of Broadhaven and S&W, the Sierra Board held an in-person meeting. During that meeting, and after discussion, the Sierra Board, among other things: (1) ratified the establishment of the Sierra Special Committee and all actions taken by the Sierra Special Committee to date, (2) authorized the Sierra Special Committee to evaluate and review the terms of the Proposed Business Combination, (3) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding the Proposed Business Combination, (4) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding any agreements relating to the Proposed Business Combination, (5) approved the compensation of the Chair and members of the Special Committee and the reimbursement of any out-of-pocket expenses, and (6) authorized the Sierra Special Committee to select and retain consultants and agents, including independent financial and legal advisors, to assist the Sierra Special Committee in evaluating the Proposed Business Combination.

Following the meeting of the Sierra Board, the Sierra Special Committee reconvened. The members of the Sierra Special Committee were joined by representatives of Broadhaven, Management, Eversheds Sutherland US (LLP) (“Eversheds Sutherland”), which acted as regular outside counsel for Sierra, MCC and MDLY on common issues, and S&W. Representatives of Eversheds Sutherland discussed their communications to date with SEC staff concerning the Proposed Business Combination. Eversheds Sutherland explained that the SEC would need to issue an exemptive order in connection with the Proposed Business Combination. In addition, Eversheds Sutherland discussed the need for exemptive relief from the SEC to allow the Combined Company to own shares of a registered investment adviser in excess of the limits set forth in rules adopted under the Investment Company Act. Representatives of Eversheds Sutherland also discussed certain tax consequences of the proposed MDLY Merger, including tax implications under the Tax Receivable Agreement.

The Sierra Special Committee then discussed with Management a proposal to have Merger Sub enter into employment agreements with five members of Management that would become effective upon the closing of the Proposed Business Combination. Management said it would provide the Sierra Special Committee with the proposed executive compensation packages for each of the five members of Merger Sub’s management with a form of employment agreement to follow.

The Sierra Special Committee next discussed the Proposed Business Combination with Broadhaven, S&W and Management, in its capacity as a facilitator of discussions between the Sierra Special Committee, MCC Special Committee, and MDLY Special Committee. Management discussed, among other things: (1) MDLY’s current advisory business and projected growth of that business in the coming years, (2) MCC’s non-accrual assets, and (3) the status of the SBIC Subsidiary. Management responded to questions from the Sierra Special Committee, Broadhaven and S&W.

Following their presentation, the representatives of Management and Eversheds Sutherland were excused from the meeting and the Sierra Special Committee met with representatives of Broadhaven and S&W. The Sierra Special Committee, Broadhaven and S&W discussed, among other things: (1) the timing and scope of the due diligence that would be conducted, (2) the legal and regulatory aspects of the Proposed Business Combination, (3) the role of each of the advisors and the work to be conducted by each advisor, (4) the role of the Sierra Special Committee in the analysis and in any negotiation of the Proposed Business Combination, and (5) the timing and scope of future meetings of the Sierra Special Committee. Representatives of S&W reported on the status of their due diligence review of materials posted to the electronic data room.

On July 15, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting representatives of Broadhaven reviewed in detail a report on their analysis of the Proposed Business Combination, which had been provided to the Sierra Special Committee in advance of the meeting. Broadhaven representatives began by reporting that they had substantially completed their financial due diligence, which included, among other things, evaluation of (1) the overall structure of the Proposed Business Combination, (2) the financial outlook of each of Sierra, MCC and MDLY, (3) the legal, tax and regulatory components of the Proposed Business Combination, and (4) Management’s analysis of the potential benefits of the Proposed Business Combination to Sierra Stockholders. Broadhaven representatives then discussed their preliminary report, which included (1) a stand-alone valuation analysis for each of Sierra, MCC and MDLY, (2) a pro forma analysis of the Combined Company, (3) potential modifications to the proposed structure of the Combined Company, and (4) a preliminary framework for future negotiations with MDLY and MCC.

The Sierra Special Committee reviewed with representatives of Broadhaven and S&W the rationale for the Proposed Business Combination. These included (1) providing liquidity to Sierra Stockholders, (2) the potential for realizing meaningful accretion to NII, NAV and ROE, (3) the internalization of management, (4) greater diversification and scale benefits arising from consolidation of assets under management, (5) potential cost savings, (6) potential benefits from growth in the institutional asset management business, and (7) the alignment of the interests of Management and the Combined Company’s stockholders.

The Sierra Special Committee next reviewed with representatives of Broadhaven and S&W the benefits and issues with a variety of strategic alternatives, including (1) maintenance of the status quo, (2) listing Sierra Common Stock on a national securities exchange, (3) entering into a transaction with an independent third party, (4) entering into the MDLY Merger only, and (5) entering into the MCC Merger only. The Sierra Special Committee directed the representatives of Broadhaven and S&W to continue their work on the Proposed Business Combination as they evaluated these alternatives.

The Sierra Special Committee discussed with representatives of Broadhaven the stand-alone valuations of each of Sierra and MCC. Broadhaven representatives noted that Sierra and MCC were similar in important ways, including that that there was an approximately 50% overlap in their investment portfolios. Broadhaven representatives also observed that while non-accrual assets represented a larger percentage of MCC’s investment portfolio, Sierra held some of the same non-accrual assets in its investment portfolio.

Broadhaven representatives then provided to the Sierra Special Committee a summary of Sierra’s and MCC’s financial results through June 30, 2018 as well as forecasts for each of Sierra and MCC through the end of 2019, all of which had been prepared by Management. Broadhaven representatives noted that the forecasts did not account for any prospective credit losses because, according to Management, it was difficult to predict future credit losses. Broadhaven representatives indicated that MCC’s credit performance was at or near the bottom of publicly traded BDCs and that its GAAP ROE had been negative over certain periods. Broadhaven representatives reviewed the market price of MCC Common Stock since MCC’s initial public offering as well as the market discount to NAV over that same period of time, noting that the market price had steadily declined and the market discount had increased over time. Broadhaven representatives then discussed MCC’s trading metrics compared to those of other publicly traded BDCs, including both internally managed and externally managed BDCs.

In order to provide the Sierra Special Committee with comparative benchmarks, Broadhaven representatives next discussed the performance of two BDCs non-listed that were subsequently listed on a national securities exchange. Broadhaven representatives also discussed the performance of certain BDCs and how MCC compared to these other BDCs from a trading perspective. Broadhaven representatives noted that the average and median of the purchase price relative to the NAV for the comparable BDCs was 75% and 80%, respectively.

At the request of the Sierra Special Committee, Broadhaven representatives reviewed the non-accrual assets held by each of Sierra and MCC. Broadhaven representatives noted that as of the end of the second quarter of 2018, non-accrual assets accounted for approximately 4.1% of the fair market value of Sierra’s investment portfolio and approximately 8.4% of the fair market value of MCC’s investment portfolio. Broadhaven representatives next discussed the overlap in Sierra’s and MCC’s investment portfolios. Broadhaven representatives then reviewed their analysis of Sierra at various discounts to NAV. Broadhaven representatives noted that, based on various metrics for publicly traded BDCs, they believed that Sierra Common Stock, if listed on a standalone basis, would likely trade at a significant discount to NAV. Broadhaven representatives then discussed a potential exchange ratio of 0.76 that was an element of the initial framework analyzing it both assuming Sierra Common Stock were to trade at its current NAV, and then at various discounts to NAV. Based on the estimated range of values for the Sierra Common Stock, Broadhaven representatives calculated the resulting implied prices that would be paid to MCC Common Stockholders and compared such prices to the NAV of MC and the current market price for MCC Common Stock. Broadhaven representatives discussed the proposed exchange ratio in view of the anticipated contribution of Sierra and MCC to the Combined Company in terms of revenue, NII and net earnings. Finally, Broadhaven representatives noted that the proposed exchange ratio between Sierra and MCC was within a range that likely represented economic reality and that the relationship between Sierra and MCC as reflected by the proposed exchange ratio was appropriate.

The Sierra Special Committee next discussed the valuation of MDLY with the Broadhaven representatives. Broadhaven representatives provided a summary of MDLY’s financial results through June 30, 2018 as well as forecasts for MDLY through the end of 2019, both of which had been prepared by Management. Broadhaven representatives reviewed the market price of MDLY Class A Common Stock since MDLY’s initial public offering as well as the market price relative to earnings per share. Broadhaven representatives then discussed MDLY’s trading metrics compared to those of publicly traded traditional asset managers and alternative asset managers. Broadhaven representatives then reviewed certain transactions involving BDC managers and how MDLY compared to these other BDC managers.

Broadhaven representatives next reviewed with the Sierra Special Committee the discounted cash flow analysis for MDLY Common Stock, which was based upon forecasts prepared by Management. Broadhaven representatives indicated that a 12% to 14% discount appeared to be reasonable and that using a discount rate in this range would result in an implied share price of $5.98 at the low end and $14.13 at the high end.

Next, the Sierra Special Committee discussed the proposed structure of the Combined Company with representatives of Broadhaven and S&W. Broadhaven representatives reviewed the benefits of having an asset management company as a portfolio company, including the benefits to the capital structure of the Combined Company. Broadhaven representatives also discussed the impact of the Combined Company maintaining a management agreement with its wholly owned investment advisor. Broadhaven representatives explained that the revenue paid by the Combined Company to its wholly owned investment advisor would result in taxable income for the advisor, but the tax shield created by the Tax Receivable Agreement could be utilized to offset a portion of the investment advisor’s taxable income. Broadhaven representatives then reviewed their estimate of the value of the Tax Receivable Agreement and various alternatives for renegotiating the Tax Receivable Agreement, including modifying the allocation of tax benefits between Medley LLC Unitholders and the Combined Company.

Broadhaven representatives then reviewed with the Sierra Special Committee the terms of the Proposed Business Combination, noting that their summary reflected the framework discussed at the June 18, 2018 Sierra Board meeting. Broadhaven representatives also reviewed their analysis of the anticipated contribution of Sierra, MDLY and MCC to the Combined Company in terms of revenue, NII and net earnings.

The Sierra Special Committee next reviewed the expected benefits of the Proposed Business Combination with representatives of Broadhaven and S&W. The Sierra Special Committee also discussed with representatives of Broadhaven and S&W the actual or potential disadvantages of the Proposed Business Combination, which included merging with two companies that had identifiable weaknesses. Finally, Broadhaven representatives set out a number of negotiating topics for the Sierra Special Committee to consider. These topics included the exchange ratio for each of MDLY Common Stock and MCC Common Stock, the treatment of the Tax Receivable Agreement, the mix of cash and stock for MDLY Common Stock, and the composition of the Combined Company Board and its management.

On July 18, 2018, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. Broadhaven representatives provided an update on the status of the MCC Special Committee and the MDLY Special Committee based on their conversations with Management and representatives of Goldman Sachs. Broadhaven also discussed supplemental materials that had been provided by Management prior to the meeting. The materials included an updated framework, dated July 12, 2018, that reflected estimated June 30, 2018 financial results but generally held other assumptions constant with the framework discussed at the June 18, 2018 meeting of the Sierra Board. The July 12, 2018 framework reflected a proposed exchange ratio of 0.72 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.75 in cash and 0.43 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Sierra Special Committee discussed with the representatives of S&W and Broadhaven the proposed executive compensation and expressed its desire to engage a consultant to advise the Sierra Special Committee on the reasonableness of the proposed executive compensation. After discussion, and on the basis of a recommendation from the Broadhaven representatives, the Sierra Special Committee determined to explore the possibility of engaging Johnson & Associates to assist the Committee in evaluating the reasonableness of the proposed executive compensation. The Sierra Special Committee also discussed the composition of the Combined Company Board and asked the S&W representatives to provide a variety of information about the board composition of other BDCs.

The members of the Sierra Special Committee indicated that they were in favor of proceeding with the negotiation of the terms for the Proposed Business Combination. There was then a discussion of the various alternatives concerning the Tax Receivable Agreement.

The Sierra Special Committee also indicated that they wanted Management to provide more detailed information about the estimated cost savings to be achieved as a result of the Proposed Business Combination. Broadhaven representatives recommended a negotiating position that addressed, among other things, the price offered for MDLY, and the mix of stock and cash be paid to MDLY Stockholders in each case as compared to that contemplated in the initial framework. In addition, Broadhaven representatives recommended that the Tax Receivable Agreement be tied to actual tax savings and that the allocation of the benefits under the Tax Receivable Agreement between Medley LLC Unitholders and the Combined Company be changed for the benefit of Sierra Stockholders.

At the Sierra Special Committee’s request, a representative of Goldman Sachs and Mr. Brook Taube joined the meeting. The representative of Goldman Sachs discussed with the Sierra Special Committee his conversations with representatives of the other special committees’ financial advisors concerning the feedback from the MDLY Special Committee and MCC Special Committee. The representative of Goldman Sachs indicated that it was his understanding that the MCC Special Committee was focused on the following issues: (1) the exchange ratio for the MCC Merger, (2) the MDLY Merger Consideration proposed to be paid to MDLY Stockholders, (3) the possibility of obtaining cash considerations for MCC Stockholders as part of the MCC Merger, (4) the proposed executive compensation, and (5) the allocation of the benefits of the Tax Receivable Agreement.

The Sierra Special Committee instructed the representatives of Broadhaven to propose the following terms to the representatives of Goldman Sachs and Brook Taube, and asked that they communicate them to the MCC Special Committee and MDLY Special Committee that: (1) the nominal value of the consideration to be paid to MDLY Stockholders be in the range of $5 to $6 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018), (2) the cash component paid to MDLY Stockholders represent 50% of the total consideration, and (3) the benefits of the Tax Receivable Agreement be split evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives also indicated that the Sierra Special Committee believed the exchange ratio of 0.72, as proposed under the updated proposal, for the MCC Merger was within the appropriate range. Mr. Taube informed the Sierra Special Committee and its advisors that the MDLY Special Committee wanted the total MDLY Merger Consideration paid to MDLY Stockholders to be the equivalent of $7.75 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018). In order to bridge the difference in price and for other reasons, the Broadhaven representatives suggested that MDLY could consider making a special dividend to MDLY Stockholders. The Goldman Sachs representative and Mr. Taube said they would communicate the proposed terms to the MCC Special Committee and MDLY Special Committee and then they left the meeting.

Next, the Sierra Special Committee discussed the current terms of the Proposed Business Combination and compared them to the terms that had been proposed by Party X before Party X withdrew its proposal to acquire MDLY. The Sierra Special Committee considered the potential benefits from internalization of management and the Tax Receivable Agreement that were absent from the third-party offers considered in the past. The Sierra Special Committee noted that its current proposal contemplated the benefits of the Tax Receivable Agreement being shared evenly between Medley LLC Unitholders and the Combined Company and its stockholders.

On July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, after consulting with the Broadhaven representatives, the Special Committee determined that, in response to the MDLY Special Committee’s proposal from the previous day, the Sierra Special Committee would propose a purchase price of $6.00 per share (valuing the shares of Sierra Stock at their NAV as of March 31, 2018) plus a $0.25 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers and allocating the benefits of the Tax Receivable Agreement 55%/45% between Medley LLC Unitholders and the Combined Company. At the instruction of the Sierra Special Committee, representatives of Broadhaven presented such terms to Brook Taube and asked that he communicate the same to the MDLY Special Committee.

Later on July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the Sierra Special Committee discussed the Board composition of the Combined Company.

On July 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update to the Sierra Special Committee on their understanding of the current status of the negotiations with the MCC Special Committee and MDLY Special Committee.

On July 23, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they were reviewing an updated framework that had been transmitted by Management earlier in the day and would not be able to react to it before the next day. The July 23, 2018 framework reflected a proposed exchange ratio of 0.82 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.94 in cash, including a $0.50 special cash dividend, and 0.39 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Broadhaven representatives then provided an update to the Sierra Special Committee on their understanding of the negotiations with the MCC Special Committee and MDLY Special Committee. The Sierra Special Committee then discussed the composition of the Combined Company Board.

On July 24, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they had conversations with representatives of Management. Representatives of Goldman Sachs participated in these discussions at the direction of MDLY. Management indicated that the MCC Special Committee and the MDLY Special Committee, as applicable, considered the following terms: (1) a nominal price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately before the Mergers, (2) an exchange ratio of 0.820 for the MCC Merger, and (3) allocating the benefits of the Tax Receivable Agreement evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives noted that Management believes the cost savings from the Proposed Business Combination will be approximately $7 million annually and will document this savings, though such savings were likely to be offset by the market levels of compensation being considered for Management. The Broadhaven representatives also discussed Management’s 2018 financial projections for MDLY. The Broadhaven representatives said that the MDLY Special Committee appeared to be focused on the price previously offered by Party X. The Broadhaven representatives discussed with the Sierra Special Committee why the price previously offered to MDLY by Party X no longer reflected, in their view, a fair price for MDLY. The Broadhaven representatives noted that the MCC Special Committee should be willing to consider an exchange ratio of less than 0.820. The Sierra Special Committee then discussed the Board composition of the Combined Company.

On July 25, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives discussed the prior withdrawn offer from Party X for MDLY. They also discussed the reasons that deal was of limited value in evaluating the terms of the proposed MDLY Merger. The Sierra Special Committee determined to propose a price of $6.25 per share for MDLY and an exchange ratio of 0.76 for each share of MCC Common Stock.

On July 26, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on their understanding of the status of the negotiations with the MCC Special Committee and the MDLY Special Committee.

On July 27, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives provided an update on their understanding of the status of negotiations with the MCC Special Committee and the MDLY Special Committee. The proposed framework, now included (i) a price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers, (ii) an exchange ratio of 0.8050 for the MCC Merger and (iii) the elimination of the Tax Receivable Agreement such that all tax benefits would accrue to the Combined Company. The Broadhaven representatives then reviewed an updated analysis that they had prepared which reflected the latest proposal from the MCC Special Committee and the MDLY Special Committee, which had been provided to the Sierra Special Committee prior to the meeting. The materials included an analysis of the implied nominal MDLY share price of $6.75 per share. The Broadhaven representatives also reviewed their analysis of the exchange ratio for MCC Common Stock, which showed the implied MCC purchase price and the premium and discount to the market price of MCC Common Stock. They also noted that the elimination of the Tax Receivable Agreement was a significant economic concession from MDLY. The Broadhaven representatives next reviewed their analysis of the financial impact of the Proposed Business Combination to the Combined Company. The Broadhaven representatives noted that assuming a nominal price of $6.75 per share to be paid to MDLY Stockholders and an exchange ratio of 0.8050 for the MCC Merger, the Proposed Business Combination would result in 16% accretion in NII, 0.9% accretion in NAV and 0.94% increase in operating ROE for the Sierra Stockholders. The Broadhaven representatives reviewed the options available to the Sierra Special Committee, which included, among others, accepting the counterproposal from the MCC Special Committee and the MDLY Special Committee or rejecting the counterproposal and renewing the Sierra Special Committee’s previous counterproposal. The Broadhaven representatives advised that, based on Management’s feedback regarding the views of the MCC Special Committee and the MDLY Special Committee, obtaining a lower exchange ratio for the MCC Merger was likely not possible but they believed that there was still some room to negotiate with the MDLY Special Committee on the terms of a transaction with MDLY. The Broadhaven representatives advised the Sierra Special Committee to examine the terms of the Proposed Business Combination in whole rather than considering each Merger in isolation. The Broadhaven representatives confirmed that they were prepared to take the MCC Special Committee’s and the MDLY Special Committee’s latest counterproposal to their fairness opinion committee. The Sierra Special Committee excused the Broadhaven representatives from the call.

The Sierra Special Committee discussed how to respond to the MDLY Special Committee’s counterproposal. After discussion, the Broadhaven representatives rejoined the call. The Sierra Special Committee communicated its current thinking on the MDLY Special Committee’s counterproposal.

Mr. Brook Taube joined the meeting. The Chair of the Sierra Special Committee provided an update to Mr. Taube on the status of the Committee’s deliberations. Mr. Taube discussed the rationale for the MDLY Special Committee’s counterproposal, noting that the increased allocation of the benefits of the Tax Receivable Agreement to the Combined Company provided an offset to the financial impact of the higher exchange ratio for the MCC Merger that was being sought by the MCC Special Committee. Mr. Taube also discussed the importance of the nominal price of $6.75 per share for the MDLY Special Committee. The Sierra Special Committee then excused Mr. Taube from the meeting.

The Sierra Special Committee continued to discuss the MDLY Special Committee’s counterproposal with the representatives of Broadhaven and S&W. The Sierra Special Committee indicated that it would accept the 0.8050 exchange ratio for the MCC Merger proposed by the MCC Special Committee but wanted a nominal price of $6.50 per share for MDLY. The Sierra Special Committee directed the Broadhaven representatives to ask Management to communicate the Sierra Special Committee’s position to the two other special committees.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers. Representatives of S&W reviewed the draft agreements on the behalf of the Sierra Special Committee. On August 3, 2018, representatives of S&W circulated their preliminary comments on the draft agreements to the Sierra Special Committee. From August 3, 2018 through August 9, 2018, representatives of Eversheds Sutherland circulated multiple drafts of the Merger Agreements among representatives of Kramer Levin Naftalis & Frankel LLP, independent counsel to the MCC Special Committee (“Kramer Levin”), Potter Anderson & Corroon LLP, independent counsel to the MDLY Special Committee (“Potter Anderson”), and S&W.

On July 31, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the participants discussed the upcoming Sierra Audit Committee and Sierra Board meetings. The S&W representatives provided an overview of the draft MCC Merger Agreement and the MDLY Merger Agreement. The S&W representatives noted that in response to a request from the Sierra Special Committee at its July 18, 2018 meeting updated information concerning the cost savings and synergies from the Proposed Business Combination had been circulated the previous day to the Sierra Special Committee. Representatives of Broadhaven joined the call and provided an update on their understanding of the state of the negotiations with the MCC Special Committee and the MDLY Special Committee. The Broadhaven representatives said that the MCC Special Committee had agreed to the exchange ratio of 0.8050 and that the MDLY Special Committee had counter proposed a nominal price of $6.65. After additional discussion, the Sierra Special Committee determined to proceed with further negotiations with MCC and MDLY, using the foregoing terms as a framework to negotiate the legal agreements among the parties. Broadhaven representatives said that they expected to share a draft of their fairness opinion with the Sierra Special Committee by the end of the week.

On August 2, 2018, the Sierra Special Committee met in executive session prior to Sierra Board meeting with a representative of S&W. In addition to discussing matters related to the upcoming meeting, the Sierra Special Committee discussed a variety of matters concerning the Proposed Business Combination, including the composition of the Combined Company Board.

On August 2, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, Broadhaven representatives discussed the accounting treatment of Merger Sub. Broadhaven representatives said that they did not analyze the impact consolidation would have on the debt currently held by MDLY, the magnitude of the benefits of the Tax Receivable Agreement, or the financial projections for MDLY given that the transaction being considered did not contemplate consolidation. Broadhaven representatives noted that their fairness opinion was conditioned on fair value rather than consolidation accounting for MDLY. The discussion turned to next steps in regard to the accounting treatment of Merger Sub.

On August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed the application of the SEC’s “going private” rule to the MDLY Merger and the determination that the Sierra Board would be required to make as a result. The Sierra Special Committee then discussed the reports of the compensation consultant that it had received prior to the meeting. The Sierra Special Committee began by discussing the proposed executive compensation to be paid to certain members of Sierra’s management and the comparable compensation information for certain comparable BDCs and alternative asset managers. The Sierra Special Committee noted certain additional information they planned to request from Management, including the specific roles and responsibilities of the members of Management proposed to receive executive compensation packages. The S&W representatives also discussed with the Sierra Special Committee the draft form of employment agreement that Management had provided. The Sierra Special Committee determined that combining the positions of the Chief Executive Officer and chair of the Combined Company Board was appropriate at this time.

A representative from Broadhaven then joined the meeting. The Broadhaven representative noted that Broadhaven did not perform any analysis to determine how consolidation of Merger Sub’s financials with those of the Combined Company would affect the economics of the Proposed Business Combination given that the transaction being considered did not contemplate consolidation. The Broadhaven representative reported that Broadhaven had completed its due diligence of MCC and MDLY.

Also on August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Eversheds Sutherland, Broadhaven and S&W. At the invitation of the Sierra Special Committee and at the direction of MDLY, representatives of Goldman Sachs were in attendance at this meeting. Representatives of Management and Eversheds Sutherland provided an update on the discussions with SEC Staff concerning the accounting treatment for Merger Sub and the exemptive relief necessary for the Combined Company to operate as contemplated following the Proposed Business Combination.

The Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W immediately following the telephonic meeting with Management and Eversheds Sutherland. In addition to discussing the earlier call with Management and Eversheds Sutherland, the Sierra Special Committee discussed next steps, including how best to comply with the various requirements of the SEC’s going private rule.

On August 6, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Sierra Special Committee discussed compensation-related matters to be raised with Mr. Brook Taube during a call later that day. The Sierra Special Committee also discussed certain provisions in the draft form of employment agreement, including the non-compete provision.

On August 7, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Winston & Strawn, counsel to Management, and S&W. During that meeting, Mr. Brook Taube reviewed Management’s objectives with the proposed executive compensation packages and the draft form of employment agreement. He explained that the proposed compensation was designed to be at or slightly below the industry median and that the employment agreement was intended to provide a market-based framework for senior executives. There was then a discussion of the draft form of employment agreement that had been circulated by S&W earlier in the day with a goal of resolving specific business points. After discussion, the participants on the call agreed to have Winston & Strawn and S&W prepare a revised draft form of employment agreement that reflected the substance of the discussions during the call and circulate that revised draft to all of the participants of the meeting for their consideration.

On August 8, 2018, the Chair of the Sierra Special Committee held a telephone conference call with representatives of Broadhaven and S&W. The participants on the call discussed the termination fee that would be appropriate with repect to each of the MCC Merger and the MDLY Merger. Following a discussion with representatives of Broadhaven and S&W, the Sierra Special Committee agreed that a termination fee of $6,000,000 in regard to the MCC Merger would be appropriate. In addition, the Sierra Special Committee agreed that the termination fee of $5,350,000 currently contemplated for the MDLY Merger was appropriate, but that MDLY should also be asked to reimburse Sierra’s expenses should the MDLY Merger not be consummated. Later on August 8, 2018, the Sierra Special Committee then held an in-person meeting with representatives of Broadhaven, Miles and Stockbridge P.C. (“M&S”), counsel to Sierra in connection with Maryland corporate law related matters, and S&W. The S&W representatives reported that they had completed their due diligence of MCC and MDLY and had not identified any matters that they believed would prevent the Sierra Special Committee from approving the Proposed Business Combination. A representative of M&S reviewed the Sierra Special Committee’s duties and responsibilities as directors of a Maryland corporation in regard to their consideration of the Proposed Business Combination. Representatives of S&W provided an overview of the MCC Merger Agreement and the MDLY Merger Agreement, noting that the MCC Merger Agreement and the MDLY Merger Agreement were still being negotiated among the parties. In reviewing the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement, the representatives of S&W noted that the receipt of SEC exemptive relief to permit the Combined Company to operate as proposed, confirmation from the SEC Staff that the financial statements of Merger Sub would not be consolidated with those of the Combined Company, and receipt of an opinion that the Mergers would qualify as tax-free reorganizations were all conditions to closing in each of the MCC Merger Agreement and the MDLY Merger Agreement. The representatives of S&W reviewed the termination provisions in the MCC Merger Agreement and the MDLY Merger Agreement, which included termination fees and required the Mergers to close by March 31, 2019.

The Sierra Special Committee discussed responsibilities under the SEC’s going private rule in connection with its consideration of the MDLY Merger.

Representatives of M&S and S&W discussed the possibility of amending the Sierra Charter and Sierra Bylaws prior to the closing of the Mergers. Representatives of S&W explained that certain provisions of these organizational documents currently contemplated that Sierra would not be listed on a national securities exchange and that Sierra would be externally managed.

Broadhaven representatives reviewed their analysis of the Proposed Business Combination, copies of which were handed out at the meeting. Broadhaven representatives noted that they had previously reviewed with the Sierra Special Committee much of the information and analysis set forth in their report. Broadhaven representatives discussed (1) the structure of the Proposed Business Combination, (2) the investment portfolios of each of Sierra and MCC, (3) the valuation of each of Sierra, MDLY and MCC, and (4) an analysis of the impact of the Proposed Business Combination on Sierra. Broadhaven representatives highlighted certain features of the Proposed Business Combination that redounded to the benefit of Sierra and the Sierra Stockholders, including the termination of the Tax Receivable Agreement which would allow 100% of the benefits from the Tax Receivable Agreement to go to the Combined Company and its stockholders. Broadhaven representatives noted that the market price for the shares of the Combined Company would likely be higher than the market price for the shares of Sierra Common Stock if it listed its shares on a standalone basis. Broadhaven representatives noted the benefit of converting from an externally-managed BDC to an internally-managed one. Broadhaven representatives then reviewed their merger analysis. Broadhaven representatives explained that the Proposed Business Combination was expected to result in 15.6% accretion in NII, 0.94 basis points increase in ROE and 0.7% accretion in NAV for Sierra. Broadhaven representatives discussed the rationale for paying a premium over the current market price of MDLY Class A Common Stock and MCC Common Stock to effect the Mergers. The Broadhaven representatives then discussed their draft fairness opinion, noting that it was conditioned on Sierra receiving SEC exemptive relief to allow the Combined Company to operate as proposed and confirmation from the SEC that consolidation of Merger Sub’s financials with those of the Combined Company was not necessary.

Later on August 8, 2018, the Sierra Board held a special in-person meeting. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated. The Chair of the Sierra Special Committee reported to the Sierra Board the discussions that had occurred during the earlier Sierra Special Committee meeting. The Chair of the Special Committee reported that (1) M&S and S&W representatives had reviewed the duties and responsibilities of the Sierra Special Committee; (2) S&W representatives had reviewed with the Sierra Special Committee the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement for the MCC Merger and MDLY Merger, respectively, with a particular focus on terms and conditions that had changed since the Committee had last seen drafts of the MCC Merger Agreement and the MDLY Merger Agreement on August 3, 2018; (3) M&S and S&W representatives had reviewed potential considerations and the process under Rule 13e-3; (4) S&W representatives had reviewed the anticipated governance structure of the Combined Company and any necessary steps to accomplish that structure before the closing of the Proposed Business Combination, which included potentially amending the Sierra Charter and Sierra Bylaws; (5) Broadhaven representatives reviewed their analysis of the Proposed Business Combination and their draft fairness opinion concerning the Proposed Business Combination; (6) Broadhaven and S&W representatives discussed the draft press release and investor presentation announcing the Proposed Business Combination; and (7) the parties to the Proposed Business Combination had held a general discussion of next steps.

Also on August 8, 2018, the Sierra Special Committee held an in-person meeting with representatives of Management, their counsel, Winston & Strawn (participating by telephone), and S&W. The participants discussed the latest draft of the form of employment agreement that had been circulated earlier in the day with a focus on the changes that had been made since the previous draft had been circulated to the meeting participants. After discussion, the representatives of Management and Winston & Strawn left the meeting and the Sierra Special Committee held an executive session with S&W.

The representatives of Management and Winston & Strawn later rejoined the meeting and agreed to most of the provisions that the Sierra Special Committee had requested. Management asked the Sierra Special Committee to consider certain provisions that Management wanted included in the final form of employment agreement. The Sierra Special Committee agreed to provide a response to Management the following morning.

On August 9, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed the outstanding items regarding the form of employment agreement. After discussion, they agreed to communicate the Sierra Special Committee’s position to Management.

Also on August 9, 2018, representatives of S&W and the Sierra Special Committee discussed the management compensation assessment prepared by the independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation for MDLY’s executive officers to become effective upon the closing of the Mergers. Representatives of S&W also discussed the management compensation assessment with representatives of Kramer Levin.

Later on August 9, 2018, the Sierra Special Committee held a call with representatives of Broadhaven, M&S and S&W. Broadhaven representatives directed the Sierra Special Committee to their analysis and fairness opinion. Broadhaven representatives explained that both documents were substantially similar to the versions presented to the Sierra Special Committee the previous day and reviewed the changes that had been made since the previous day.

Representatives of S&W reviewed the MCC Merger Agreement and MDLY Merger Agreement with the Sierra Special Committee, highlighting any differences from the versions presented the previous day. The meeting participants discussed one provision related to the termination of the Tax Receivable Agreement. After discussion, S&W representatives indicated they would ask Management to communicate to the MCC Special Committee and the MDLY Special Committee the contract language requested by the Sierra Special Committee.

After discussion the Sierra Special Committee determined to approve Sierra’s participation in the Proposed Business Combination; the terms of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; and the terms of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and recommend that the Sierra Board approve the same. In approving the Proposed Business Combination, the Sierra Special Committee considered the potential benefits and potential risks that might result from the consummation of the Proposed Business Combination, recognizing that there was no guarantee that the anticipated benefits would be realized.

Immediately following the August 9, 2018 Sierra Special Committee meeting, the Sierra Board held a special telephonic meeting, with all members of the Board present. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated in the meeting. The Chair of the Sierra Special Committee reported to the Sierra Board that representatives of Broadhaven had presented their final analysis of the Proposed Business Combination and their fairness opinion to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in this opinion, the consideration to be provided for each share of MCC Common Stock and each share of MDLY Common Stock is fair to the holders of Sierra Common Stock (other than Medley Advisors and its affiliates) from a financial point of view, and that representatives of S&W had reviewed the MCC Merger Agreement and MDLY Merger Agreement for the proposed Mergers. The Chair of the Special Committee reported that based on the numerous meetings of the Sierra Special Committee and the advice of the representatives of Broadhaven, M&S and S&W, the Special Committee had approved, and recommended that the Sierra Board approve, the Proposed Business Combination, the MCC Merger Agreement, and the MDLY Merger Agreement. After discussion, and on the basis of the Sierra Special Committee’s recommendation, the Sierra Board unanimously approved Sierra’s participation in the Proposed Business Combination; approved the terms of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; approved the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and approved the submission of each of the MCC Merger Agreement and the transactions contemplated thereby and MDLY Merger Agreement and the transactions contemplated thereby to the Sierra Stockholders.

b. MCC

During the June 19, 2018 MCC Board meeting, the MCC Board expanded the scope of the MCC Special Committee to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MCC and the MCC Stockholders; (iv) recommend to the MCC Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MCC related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MCC Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MCC Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deems appropriate, including its own independent legal counsel and independent financial advisor.

At the end of the June 19, 2018 MCC Board meeting, the MCC Special Committee held an in-person meeting, with representatives of Kramer Levin, independent counsel to the MCC Special Committee, in attendance, during which the MCC Special Committee determined to retain a financial advisor for the purpose of advising the MCC Special Committee. In addition, representatives of Kramer Levin reviewed with the MCC Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MCC Merger or any alternatives thereto. At the request of the MCC Special Committee, representatives of Kramer Levin also reviewed with the MCC Special Committee potential conflicts and information relating to the equity ownership of members of Management in MCC, MDLY, and Sierra. At the meeting, the MCC Special Committee also confirmed the continued engagement of Kramer Levin as independent legal counsel to the MCC Special Committee in connection with the proposed MCC Merger.

The MCC Special Committee then held telephonic meetings on June 22, 2018 and June 25, 2018, at which discussions were held with representatives of two financial advisory firms, including Sandler O’Neill and Partners (“Sandler O’Neill”). During the meetings on June 22, 2018 and June 25, 2018, the MCC Special Committee evaluated each financial advisory firm’s experience and qualifications, the preliminary perspectives regarding the Mergers, and in particular, the MCC Merger, provided by each firm and the experience of each team in the BDC market and in the mergers and acquisitions field in general. The MCC Special Committee also assessed whether any of the firms had conflicts that would disable it from rendering independent advice to the Special Committee. Considering the factors described above, and after follow up discussions with representatives of each financial advisor, the MCC Special Committee determined to authorize the engagement of Sandler O’Neill as financial advisor to assist the MCC Special Committee in its consideration of the proposed transaction and any other alternatives. On June 29, 2018, the MCC Special Committee entered into a financial advisory engagement letter with Sandler O’Neill.

On July 11, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee, with the assistance of Sandler O’Neill and Kramer Levin, reviewed in detail Management’s initial framework. At the invitation of the MCC Special Committee and at the direction of MDLY, representatives of Goldman Sachs were in attendance at this meeting. At the direction of MDLY, representatives of Goldman Sachs reviewed details of the Proposed Business Combination under which two contemporaneous transactions would be cross-conditioned upon each other: MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly-owned subsidiary of Sierra. The MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would include both cash and stock consideration payable to the MDLY Stockholders. The proposed exchange ratio for the MCC Merger was 0.76 shares of Sierra Common Stock for each share of MCC Common Stock, and in the proposed MDLY Merger, Sierra would acquire MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock (the “Initial Proposal”). During this meeting, representatives of Sandler O’Neill reviewed background information regarding Sierra and MDLY and discussed the structure of the proposed transaction, the transaction rationale and potential risks/challenges, corporate governance and post-transaction arrangements with management. The MCC Special Committee discussed the challenges faced by MCC as a stand-alone public company, including its size, the recent portfolio credit performance of MCC, significant declines in NAV and net income and concerns over credit, leverage constraints on growth and difficulty in raising capital. The MCC Special Committee considered potential benefits of the Mergers to MCC, including increased scale and portfolio diversification, a combined company with larger market capitalization and thus potentially enhanced liquidity and a management structure more closely aligned with interests of the MCC Stockholders since the investment adviser to the Combined Company would be wholly owned by the Combined Company. Representatives of Kramer Levin discussed the SEC exemptive relief that would be required in order to consummate the proposed transaction. Kramer Levin also reviewed and discussed with members of the MCC Special Committee their responsibilities and duties in considering the proposed transaction and any alternatives to the proposed transaction. The MCC Special Committee requested Kramer Levin to conduct due diligence to assist the MCC Special Committee’s evaluation of the proposed transaction.

On July 17, 2018, the MCC Special Committee met telephonically with the representatives of Sandler O’Neill and Kramer Levin to discuss a revision of the Initial Proposal conveyed by Mr. Taube and representatives of Goldman Sachs based on updated MCC financial information (as of June 30, 2018) (the “Updated Proposal”). The Updated Proposal provided for a stock-for-stock merger using an exchange ratio of 0.72 due to a decrease in MCC’s NAV per share over the previous quarter. Sandler O’Neill discussed with the MCC Special Committee financial aspects of the Updated Proposal. The MCC Special Committee preliminarily considered that the Updated Proposal (as well as the Initial Proposal) would result in dilution of NAV per share of MCC Common Stock (although it would yield expected accretion to NII per share) and that there was no cash consideration in the proposed transaction for MCC Stockholders. The MCC Special Committee also noted the expected cash needs of the Combined Company.

On July 18, 2018, at the direction of the MCC Special Committee, representatives of Sandler O’Neill and Kramer Levin met with Brook Taube and relayed the MCC Special Committee’s preliminary observations of the Updated Proposal to be communicated to the MDLY Special Committee and the Sierra Special Committee. At the invitation of Mr. Taube, and on behalf of MDLY, representatives of Goldman Sachs were in attendance at this meeting.

On July 20, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the MCC Special Committee’s observations of the Updated Proposal. During this meeting, the MCC Special Committee considered a potential response to the Updated Proposal, proposing that Sierra acquire MCC for stock and some cash so that the aggregate value of the NAV of the Combined Company Common Stock received in the proposed transaction, plus cash received by MCC Stockholders in the proposed transaction, would closely approximate MCC’s NAV going into the proposed transaction (the “Counter-Proposal”).

On July 23, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and reviewed with Sandler O’Neill financial aspects of the Counter-Proposal, including its financial effects on MCC and the Combined Company. The MCC Special Committee requested that Sandler O’Neill to provide the written Counter-Proposal to representatives of Goldman Sachs to be communicated to the MDLY Special Committee and the Sierra Special Committee.

On July 26, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin to discuss the MDLY Special Committee’s and the Sierra Special Committee’s response to the Counter-Proposal (the “Sierra Proposal”). The MCC Special Committee discussed the terms of the Sierra Proposal, which included a stock-for-stock merger with a fixed exchange ratio that was slightly higher than that provided for in the Updated Proposal and a limit on the maximum amount of payments under the Tax Receivable Agreement to Medley LLC Unitholders. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Counter-Proposal and the Sierra Proposal. The MCC Special Committee considered, among other things, the potential financial impact of the Sierra Proposal on MCC and the MCC Stockholders and determined to reject the Sierra Proposal, noting, in particular, the amount of NAV per share dilution that was expected to result therefrom. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the MDLY Special Committee and the Sierra Special Committee proposing a stock-for-stock merger with Sierra with a higher exchange ratio (the “Second Counter-Proposal”). The Second Counter-Proposal was provided by Sandler O’Neill later that day.

On July 27, 2018, at the direction of MDLY, representatives of Goldman Sachs communicated to Sandler O’Neill MDLY’s and Sierra’s response to the Second Counter-Proposal (the “Response Proposal”). Later that day, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to discuss the Response Proposal. The MCC Special Committee discussed the terms of the Response Proposal, which included a stock-for-stock merger with a fixed exchange ratio of 0.8050 (the “Updated Exchange Ratio”) and the complete elimination of the annual tax receivables agreement. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Second Counter-Proposal and the Response Proposal and various alternative terms for the transactions. Sandler O’Neill reviewed, in detail, with the MCC Special Committee the potential financial benefit of eliminating the tax receivables agreement to the Combined Company (and thus the MCC Stockholders).

On July 28, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the Response Proposal. The MCC Special Committee reviewed the potential financial impact of the Response Proposal, noting that although there remained some potential dilution of NAV per share of MCC Common Stock (approximately 8%), there was an expected significant accretion in NII per share, which could help support the market value at which the Combined Company would trade. The MCC Special Committee took into account that MCC Common Stock has traded at a discount to NAV of 30% or more. Based on information reviewed with the MCC Special Committee by Sandler O’Neill, and the analyses that Management provided, the MCC Special Committee noted that the market appeared to ascribe a far greater discount to MCC’s NAV per share than what is reflected in the exchange ratio under the Response Proposal and that the Combined Company appeared unlikely to trade at a discount to its NAV per share to the same extent as MCC. The MCC Special Committee then considered the significant challenges currently facing MCC as a small stand-alone BDC with an NAV and NII per share that have each been declining. After additional discussion, the Committee determined to proceed with further negotiations with Sierra and MDLY, using the Response Proposal as a framework for the legal agreements among the parties.

On July 29, 2018, representatives of Eversheds Sutherland provided representatives of Kramer Levin drafts of the MCC Merger Agreement and the MDLY Merger Agreement.

On August 2, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance telephonically to discuss the MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin summarized the material terms of the proposed MCC Merger Agreement and the MDLY Merger Agreement and reported on several provisions that Kramer Levin viewed as requiring negotiation, including deal protections and termination rights. Also at this meeting, representatives of Sandler O’Neill updated the MCC Special Committee on the status of its analyses, its discussions with Management and its review of additional cost saving synergies projected by Management to be realized by the Combined Company. Representatives of Kramer Levin and Sandler O’Neill also discussed regulatory and governmental approvals that would be required in order to complete the proposed transactions and the timing and processes required for such approvals.

Over the next several days, representatives of each of Eversheds Sutherland, Potter Anderson, S&W and Kramer Levin, together with representatives of the MCC Special Committee, the Sierra Special Committee and the MDLY Special Committee, engaged in extensive discussions and negotiations concerning, and exchanged numerous revised drafts of, the proposed MCC Merger Agreement and the MDLY Merger Agreement. Such discussions and negotiations included the issues that the MCC Special Committee had identified previously as necessitating additional consideration, including a discussion of the amount of the termination fee and various closing conditions.

On August 6, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Kramer Levin summarized material terms of the proposed MCC Merger Agreement and MDLY Merger Agreement still under negotiation and provided an update on the process for obtaining SEC exemptive relief and other approvals that would be required in order to complete the proposed transactions.

On August 8, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Sandler O’Neill reviewed Sandler O’Neill’s preliminary financial analyses relating to the Updated Exchange Ratio to be received by the MCC Stockholders in connection with the proposed transaction with Sierra. Representatives of Kramer Levin summarized the material terms of the updated proposed MCC Merger Agreement and the MDLY Merger Agreement reflecting the most recent negotiations, and reported on the resolution of various issues during the course of negotiations with Eversheds Sutherland, Potter Anderson and S&W. Representatives of Kramer Levin also updated the MCC Special Committee regarding outstanding issues that remained subject to further negotiations with Sierra and MDLY. Sandler O’Neill also updated the MCC Special Committee on the status of its financial analyses, which were substantially complete. The MCC Special Committee further discussed the potential benefits of the Mergers to MCC and the holders of MCC Common Stock and also considered various risks/challenges posed by the proposed transaction (as identified below under “Reasons for the Mergers - MCC’s Reasons for the Transactions”).

On August 9, 2018, the MCC Special Committee met telephonically to consider the most recently updated MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters. Representatives of Kramer Levin reviewed with the MCC Special Committee the most recent updated MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin also discussed their due diligence review of MCC, Sierra and MDLY to date, reviewed the processes undertaken by the MCC Special Committee in its consideration of the proposed transactions and potential alternatives, and reviewed again the duties of the members of the MCC Special Committee in connection with such consideration. Representatives of Kramer Levin then reviewed with the MCC Special Committee the management compensation assessment prepared by the Sierra Special Committee’s independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation arrangements for MDLY’s executive officers and other employees to become effective upon closing of the Mergers. Sandler O’Neill presented its updated financial analyses relating to the Updated Exchange Ratio. In addition, Sandler O’Neill rendered to the MCC Special Committee its opinion, initially rendered verbally and confirmed by delivery of a written opinion to the MCC Special Committee, dated August 9, 2018, to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration was fair to the holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates) from a financial point of view. Following a further discussion, the MCC Special Committee determined that the proposed MCC Merger was in the best interests of MCC Stockholders and unanimously recommended that the MCC Board approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

Later on August 9, 2018, the MCC Board, including all members of the MCC Special Committee, met telephonically to consider and act on the MCC Merger Agreement, the transactions contemplated thereby, including the MCC Merger, and related matters. The Chair of the MCC Special Committee reported on the MCC Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MCC Special Committee’s recommendation, the MCC Board unanimously: determined that the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were fair to and in the best interests of MCC and the MCC Stockholders, declared advisable the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, directed that the MCC Merger Agreement and the MCC Merger be submitted to the MCC Stockholders for approval and resolved to recommend that the MCC Stockholders vote to approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

c. MDLY

On June 15, 2018, an agenda and related materials was provided to members of the MDLY Board for a meeting to be held on June 18, 2018, for the purpose of discussing a proposed strategic transaction involving MDLY, Sierra and MCC. On June 16, 2018, Mr. John Fredericks contacted representatives of Potter Anderson, independent counsel to the MDLY Special Committee to discuss the proposed transaction, informed them that the contemplated transaction was conditioned on approval of the MDLY Special Committee and invited them to attend the June 18, 2018 meeting.

At the June 18, 2018 meeting of the MDLY Board, Mr. Taube and, at the direction of MDLY, representatives of Goldman Sachs, reviewed in detail a preliminary framework for relating to the Proposed Business Combination through two contemporaneous transactions that would be cross-conditioned upon each other. The terms of the preliminary framework were intended to facilitate negotiations among the respective special committees of the boards of directors of MDLY, Sierra and MCC. Pursuant to the Proposed Business Combination, MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly-owned subsidiary of Sierra. The MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would include both cash and stock consideration payable to the MDLY Stockholders.

The proposed exchange ratio for the MCC Merger discussed was 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. In the proposed MDLY Merger, Sierra would acquire MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. Next, Management and representatives of Goldman Sachs provided an overview of the potential benefits of the Mergers, including that the Mergers would: (i) create the second largest internally managed and seventh largest publicly traded BDC, (ii) result in a simplified organizational structure allowing for significant reductions in fixed costs and expenses, and (iii) result in a significant increase in equity market liquidity for the stockholders of each of Sierra, MCC and MDLY. Following that discussion, Eversheds Sutherland discussed the SEC exemptive relief that would be required in order to consummate the proposed Mergers. Management confirmed to the MDLY Special Committee that any proposal circulated by or on behalf of Management or MDLY to either MCC or Sierra would not be considered final unless and until the MDLY Special Committee approved such proposal.

The MDLY Board discussed the scope of the authority granted to the MDLY Special Committee. The MDLY Board granted the MDLY Special Committee the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) consider, evaluate, review, and communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MDLY and its stockholders; (iv) recommend to the MDLY Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MDLY related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MDLY Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MDLY Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deemed appropriate, including its own independent legal counsel and independent financial advisor.

On June 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives from Potter Anderson to discuss strategy, timing, and process with respect to the proposed Mergers, including the engagement of a financial advisor to assist the MDLY Special Committee in evaluating and negotiating the framework discussed during the June 18, 2018 meeting of the MDLY Board. At the meeting, the MDLY Special Committee and representatives of Potter Anderson discussed the previous efforts of MDLY to date in seeking a potential buyer for MDLY or its assets, including the abandoned transaction with Party X. The MDLY Special Committee and representatives of Potter Anderson also discussed the expansion of the scope of the MDLY Special Committee’s authority, as discussed during the June 18, 2018 meeting. In addition, representatives of Potter Anderson reviewed with the MDLY Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MDLY Merger or any alternatives thereto. At the request of the MDLY Special Committee, representatives of Potter Anderson also reviewed with the MDLY Special Committee potential conflicts and information relating to the equity ownership of members of Management in MDLY, Sierra, and MCC. The potential conflicts of interests discussed included the fact that certain members of Management have individual interests in the Medley LLC Units and shares of MCC Common Stock, voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and that members of Management likely would continue their employment with the Combined Company. At the meeting, the MDLY Special Committee also confirmed the continued engagement of Potter Anderson as independent legal counsel to the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on June 20, 2018, at the request of the MDLY Special Committee, Potter Anderson sent Eversheds Sutherland draft authorizing resolutions of the MDLY Board, which were consistent with the discussions of the MDLY Board at its June 18, 2018 meeting, and which empowered the MDLY Special Committee to, among other things, consider, evaluate, review, and negotiate the terms and conditions of the proposed MDLY Merger or any alternative thereto, with the MDLY Board agreeing not to recommend or approve the proposed MDLY Merger or any alternative thereto without a prior favorable recommendation from the MDLY Special Committee. The formal resolutions delegating authority to the MDLY Special Committee were adopted by the MDLY Board on June 18, 2018.

On June 21, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, held a teleconference with Mr. Fredericks and representatives of Eversheds Sutherland to obtain additional information on behalf of the MDLY Special Committee following its June 20, 2018 meeting with respect to the structure of the proposed MDLY Merger. On the call, representatives of Eversheds Sutherland stated that the members of Management that hold shares of MDLY Class B Common Stock through their ownership of units of Medley Group LLC (which shares collectively represent a super-majority of the aggregate voting power of the MDLY Common Stock), were not willing to condition the proposed MDLY Merger upon the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. On June 24, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, and representatives of Eversheds Sutherland held a follow-up teleconference. On that call, representatives of Eversheds Sutherland (i) informed representatives of Potter Anderson that MCC and Sierra had established the MCC Special Committee and the Sierra Special Committee, respectively, to evaluate and negotiate the proposed Mergers, (ii) clarified portions of the framework regarding the proposed value and allocation of consideration to MDLY Stockholders in the proposed MDLY Merger, including, among other things, certain contemplated tax obligations payable by the unitholders of Medley Group LLC, in response to questions put to them by Potter Anderson, (iii) reviewed the terms of the advisory agreements between certain subsidiaries of MDLY and MCC and Sierra, respectively, and (iv) discussed the potential impact of the proposed MDLY Merger under the Tax Receivable Agreement.

On June 25, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, Potter Anderson provided the MDLY Special Committee with additional information with respect to the background and structure of the proposed Mergers, as communicated by Mr. Fredericks and representatives of Eversheds Sutherland to representatives of Potter Anderson on June 21, 2018 and June 24, 2018 in addition to what was reflected in the written materials delivered to the MDLY Special Committee. The MDLY Special Committee and representatives of Potter Anderson also discussed Management’s position (in its capacity as MDLY’s controlling stockholder) that the proposed MDLY Merger would not be conditioned on approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. The MDLY Special Committee also discussed retention of an independent financial advisor and authorized Mr. Leeds to contact potential financial advisors.

On June 29, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers.

On June 29, 2018, representatives of Potter Anderson held a teleconference with a potential financial advisor for the MDLY Special Committee.

On each of June 29, 2018 and July 1, 2018, representatives of Potter Anderson and representatives of Eversheds Sutherland held a teleconference to discuss certain regulatory approvals that may be required in connection with the proposed Mergers. On July 2, 2018, an updated framework with respect to the proposed Mergers was delivered by Management to the MDLY Special Committee and Potter Anderson by Management. The July 2, 2018 framework provided that, consistent with the preliminary framework, as consideration for their shares of MDLY Class A Common Stock, MDLY Stockholders would receive per share $3.75 cash consideration and 0.41 shares of Sierra Common Stock. The July 2, 2018 framework also included information with respect to the proposed compensation of certain key executives at the pro forma entity. With respect to the proposed MCC Merger, which was structured as a stock-for-stock merger, MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 3, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference to discuss the potential engagement of an independent financial advisor for the purpose of advising the MDLY Special Committee.

On July 5, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference with Barclays Capital Inc. (“Barclays”) to discuss its potential engagement as the independent financial advisor to the MDLY Special Committee.

Later on July 5, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss the MDLY Board meeting held on June 29, 2018 and the July 2, 2018 framework. In addition, the MDLY Special Committee discussed the engagement of an independent financial advisor. During the meeting, Potter Anderson reviewed with the MDLY Special Committee the proposed engagement letter from the potential financial advisor with whom Mr. Leeds and Potter Anderson had spoken. Potter Anderson and Mr. Eaton also provided an overview of their earlier teleconference with Barclays.

On July 6, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers and an update on a memorandum setting forth the terms of the SEC exemptive relief that would be required for the proposed transaction to be permitted under the 1940 Act. Mr. Taube, who attended the meeting, noted that both the MCC Special Committee and the Sierra Special Committee had been actively considering the proposed Mergers. In addition, the MCC Special Committee and the Sierra Special Committee had each retained the services of an independent financial advisor. Next, representatives of Eversheds Sutherland, who attended the meeting, discussed the SEC exemptive relief that would be required in order to consummate the proposed Mergers. Representatives of Eversheds Sutherland discussed the active and ongoing dialogue with the SEC and informed the MDLY Special Committee that a memorandum describing such relief was submitted to the SEC on July 5, 2018. The purpose of the memorandum was to receive the SEC’s guidance on the proposed Mergers and to confirm that the SEC would concur with Eversheds Sutherland’s view that the exemptive relief sought in connection with the proposed Mergers was generally consistent with precedent relief granted by the SEC. Management noted that the MDLY Special Committee would be kept apprised on any response from the SEC.

On July 10, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to further discuss engagement of an independent financial advisor, including to review the proposals received from the two potential financial advisors. The MDLY Special Committee evaluated their respective qualifications and levels of experience in evaluating BDCs and in mergers and acquisitions generally and whether either potentially had conflicts that would compromise its ability to render independent advice. The MDLY Special Committee determined at the meeting that it was inclined to hire Barclays as its independent financial advisor. The MDLY Special Committee, with the assistance of representatives of Potter Anderson, also reviewed the prior efforts of MDLY in seeking a potential buyer for MDLY or its assets and requested that Potter Anderson follow up with Eversheds Sutherland and Management to obtain updated information regarding prior and ongoing discussions with third parties relating to potential alternative transactions.

Later on July 10, 2018, the MDLY Special Committee, representatives of Potter Anderson, and representatives of Barclays held a telephonic meeting. At this meeting, the MDLY Special Committee assessed whether Barclays had any conflicts that potentially would compromise its ability to provide the MDLY Special Committee with independent advice and otherwise assessed Barclays’ experience and qualifications. On the call, representatives of Barclays discussed, among other things, Barclays’ historic relationships and experiences with MDLY, MCC and Sierra. After Barclays left the call, the MDLY Special Committee determined that Barclays was independent for purposes of serving as the MDLY Special Committee’s independent financial advisor. Considering the factors described above, the MDLY Special Committee agreed to retain Barclays as the MDLY Special Committee’s independent financial advisor, subject to the execution of an engagement letter and obtaining further details on Barclays’ historic relationships and experiences with MDLY, MCC and Sierra.

Also on July 10, 2018, Management provided the members of the MDLY Special Committee with a preliminary summary of prior and ongoing discussions between MDLY and third parties relating to potential alternative transactions.

On July 12, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the members of the MDLY Special Committee and Potter Anderson. The July 12, 2018 framework contemplated that, as consideration for their shares of MDLY Class A Common Stock in the proposed MDLY Merger, MDLY Stockholders would receive, per share, $3.75 cash consideration and 0.43 shares of Sierra Common Stock. In addition, the proposed framework proposed a stock-for-stock merger of Sierra and MCC in which the MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 13, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Taube and representatives of Goldman Sachs, during which Mr. Taube and, at the direction of MDLY, representatives of Goldman Sachs reviewed the July 12, 2018 framework and answered questions posted to them in relation thereto.

On July 17, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 12, 2018 framework. Representatives of Potter Anderson summarized their July 13, 2018 call with Mr. Taube and representatives of Goldman Sachs. The MDLY Special Committee also discussed the prior sales processes and bidder outreach conducted by MDLY and requested that Potter Anderson and Barclays follow-up with Management, representatives of Goldman Sachs, and Eversheds Sutherland to obtain additional information regarding such prior sales processes.

On July 18, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss Barclays’ formal retention.  As part of those discussions, Barclays reviewed with the MDLY Special Committee its historic relationships and experiences with MDLY, Sierra and MCC. Barclays informed the MDLY Special Committee that on separate occasions in 2017, Barclays’ deal team members advising the MDLY Special Committee provided financial advisory services to two separate potential buyers of MDLY related to an acquisition of MDLY.  Following a discussion of Barclays’ relationship disclosure and potential conflicts, the MDLY Special Committee confirmed its belief that Barclays was independent for purposes of representing the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on July 18, 2018, Mr. Taube informed the MDLY Special Committee by email that he would like to schedule a meeting of the MDLY Board on July 20, 2018 to provide an update on the Sierra Special Committee and the MCC Special Committee processes in connection with the proposed Mergers.

At the July 20, 2018 MDLY Board meeting, Mr. Taube provided the MDLY Board with an update on the proposed Mergers. Mr. Taube noted that each of the other parties had substantially completed diligence with only a narrow list of open items that needed to be addressed from a diligence standpoint.

With respect to the price per share that the MDLY Stockholders could expect to receive for their shares, Mr. Taube noted that, based on Management’s discussions with the MCC Special Committee and the MDLY Special Committee, $7.00 per share of MDLY Class A Common Stock was likely too high of a price point for MCC and Sierra, and that a price in the range of $5.00 to $6.00 per share would be more likely agreeable to the MCC Special Committee and the Sierra Special Committee. Mr. Taube stated that in his view, there was currently a clear path forward if the MDLY Special Committee was willing to proceed with a deal that would entail a share price in the low $6.00 range. Mr. Taube stated that it appeared likely that Management would need to forfeit a portion of its rights under the Tax Receivable Agreement. In that regard, Mr. Taube proposed that Management would give up at least a portion of the Tax Receivable Agreement in order to get the highest price point possible for shares of MDLY Class A Common Stock, though $7.00 would still not be likely agreeable to the MCC Special Committee and the Sierra Special Committee.

Mr. Taube then walked through the form of consideration that MDLY Stockholders could expect to receive, explaining that MDLY Stockholders would likely receive over $3.50 per share in cash, with the remaining consideration consisting of stock in the Combined Company. This would result in a premium to MDLY’s current market value of approximately 70%.

Immediately following the MDLY Board meeting, on July 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. After a discussion of the concerns raised by the Sierra Special Committee and the MCC Special Committee, the MDLY Special Committee instructed Barclays to obtain further information regarding the Sierra Special Committee’s bases for Sierra’s valuation of the MDLY Class A Common Stock. The MDLY Special Committee also discussed additional transaction considerations including imposing certain parameters around post-closing compensation for members of management of the Combined Company, potential additional procedural protections, and other options regarding the structure of the consideration to be paid to the unaffiliated MDLY Stockholders, including broader election rights for the unaffiliated MDLY stockholders with respect to consideration. The MDLY Special Committee discussed possible sources of additional value for the unaffiliated MDLY Stockholders and instructed Barclays to request that the Medley LLC Unitholders forfeit some or all of the benefits to which they would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the unsuccessful efforts of MDLY to find a potential buyer for MDLY or its assets, based on information about such efforts provided by representatives of Goldman Sachs, and to what extent prior discussions with third parties with respect to MDLY’s value and the lack of viable proposals to acquire MDLY impacted the value of the consideration offered in connection with the proposed MDLY Merger. Following the July 20, 2018 meeting of the MDLY Special Committee, Barclays communicated to representatives of Goldman Sachs the MDLY Special Committee’s request for additional consideration for the unaffiliated MDLY Stockholders and related questions regarding other potential sources of value.

Later on July 20, 2018, Management delivered an updated framework for the proposed Mergers, which provided for a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.34 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.72, which was reduced from the prior proposed exchange ratio of 0.76 due to a decrease in MCC’s NAV per share over the previous quarter. As part of the framework, the Medley LLC Unitholders agreed to reduce the payments that they would receive under the Tax Receivable Agreement, through a reduction in the percentage of the aggregate value of certain tax benefits to which they would be entitled from 85% to 65%.

On July 22, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 20, 2018 framework. The MDLY Special Committee instructed Potter Anderson and Barclays to request that (i) the Medley LLC Unitholders forfeit a greater share or all of the benefits to which they are entitled under the Tax Receivable Agreement and (ii) all or a greater portion of the aggregate cash payable in the form of the pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the prior MDLY sales process, based on information about such process provided by representatives of Goldman Sachs, and how the consideration proposed in the July 20, 2018 framework compared to the prior indications of interest and other transactions unsuccessfully pursued by MDLY.

Between July 23, 2018 and July 25, 2018, Management, the Sierra Special Committee and the MCC Special Committee conveyed their respective positions on particular issues to representatives of Eversheds Sutherland and Goldman Sachs, including that (i) Management was not amenable to forfeiting additional payments to which they were entitled under the Tax Receivable Agreement, (ii) Management would not be amenable to conditioning the Proposed Business Combination on the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY, (iii) any increase in the cash consideration payable to the unaffiliated MDLY Stockholders or paying a special cash dividend only to the unaffiliated MDLY Stockholders would not be acceptable to Management, and (iv) Management would decline the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the Proposed Business Combination. Management, the Sierra Special Committee, and the MCC Special Committee directed representatives of Eversheds Sutherland and Goldman Sachs to convey such positions to Barclays and Potter Anderson. During this time, Barclays continued its due diligence and discussions with representatives of Goldman Sachs regarding the MDLY Special Committee’s request for additional value to the unaffiliated MDLY Stockholders. During those discussions and at the direction of MDLY, representatives of Goldman Sachs informed Barclays of the respective positions of Management, the Sierra Special Committee and the MCC Special Committee, as described above.

On July 25, 2018, at the direction of MDLY, representatives of Goldman Sachs, communicated to representatives of Barclays an updated framework for the proposed Mergers, which included an increase in the proposed exchange ratio of 0.34 shares of Sierra Common Stock to 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock, but did not otherwise change the cash consideration per share (or proposed special cash dividend) payable to the MDLY Stockholders. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76. At the direction of MDLY, representatives of Goldman Sachs also communicated to Barclays that the Medley LLC Unitholders agreed to further reduce the percentage of the aggregate value of certain tax benefits to which they would be entitled under the Tax Receivable Agreement from 65% to 40%. Finally, at the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 26, 2018.

On July 25, 2018, at the direction of MDLY, representatives of Eversheds Sutherland and Goldman Sachs conveyed to representatives of Potter Anderson and Barclays, respectively, that, (i) the Medley LLC Unitholders remained reluctant to forfeit additional rights under the Tax Receivable Agreement, (ii) the Medley LLC Unitholders (in their capacity as MDLY’s controlling stockholders) would not be amenable to conditioning the proposed transactions on approval of a majority of the unaffiliated MDLY Stockholders, (iii) increases in cash consideration or the payment of a special cash dividend only to the unaffiliated MDLY Stockholders were unacceptable to MDLY’s controlling stockholders, the Medley LLC Unitholders, and (iv) MDLY’s controlling stockholders declined the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the proposed MDLY Merger. Representatives of Potter Anderson and Barclays conveyed these points to the MDLY Special Committee during a telephonic meeting with the MDLY Special Committee on July 25, 2018. The MDLY Special Committee instructed representatives of Potter Anderson and Barclays to continue to request that the Medley LLC Unitholders forfeit a greater share or all of the payments to which they are entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, continued to consider the sales process of MDLY to date and how the proposed MDLY Merger related to prior indications of interest and other transactions unsuccessfully pursued by MDLY, based on information about such indications of interest and other transactions provided by representatives of Goldman Sachs. Representatives of Potter Anderson discussed with the MDLY Special Committee an updated process summary, which had been delivered by representatives of Goldman Sachs on July 23, 2018, detailing, among other things, the prior sales processes and bidder outreach conducted by MDLY and the reasons for the termination of discussions with Party X.

On July 26, 2018, at the request of Management, representatives of Goldman Sachs, relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which contemplated a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework maintained the previously proposed stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76.

On July 26, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee directed Potter Anderson and Barclays to continue to explore additional sources of value for the unaffiliated MDLY Stockholders, including a possible forfeiture by the Medley LLC Unitholders of all of the payments that they would otherwise be entitled to receive under the Tax Receivable Agreement. Representatives of Barclays reviewed with the MDLY Special Committee conversations between representatives of Barclays and Goldman Sachs relating to the prior sales processes of MDLY, and the MDLY Special Committee instructed Barclays to follow up with representatives of Goldman Sachs relating to the reasons for termination of discussions with Party X. The MDLY Special Committee also reviewed with Potter Anderson and Barclays Management’s projections and their underlying support, as well as key transaction structure considerations, including possible procedural protections and post-closing compensation for Management. In addition, the MDLY Special Committee, with the assistance of Potter Anderson, reviewed the Sierra Investment Advisory Agreement and MCC Investment Management Agreement, including the terms under which such agreements are renewed annually and the terms and conditions under which such agreements may be terminated.

On July 27, 2018, at the request of Management, representatives of Goldman Sachs, relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which proposed a cash payment to holders of MDLY Class A Common Stock of $3.94 per share, inclusive of a $0.50 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, increased from the prior exchange ratio of 0.76. In connection with the updated framework, the Medley LLC Unitholders agreed to forfeit the entirety of the payments otherwise payable to them under the Tax Receivable Agreement. At the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 27, 2018.

On July 27, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Leeds to discuss the July 27, 2018 framework in anticipation of a meeting of the MDLY Board later that day.

At the July 27, 2018 MDLY Board meeting, Mr. Taube summarized the current state of negotiations and provided an overview of the July 27, 2018 framework. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Specifically, Mr. Taube discussed the price per share that MDLY Stockholders would receive in connection with the proposed MDLY Merger. After multiple iterations, the Sierra Special Committee and Management agreed to consider a price of $6.75 per share of MDLY Class A Common Stock (inclusive of the total cash consideration and stock consideration), which included a $0.50 pre-closing special cash dividend. In summary, Mr. Taube noted that MDLY Stockholders could expect to receive merger consideration in the form of approximately 55% in cash and 45% in Sierra Common Stock. In addition, Mr. Taube noted that under the July 27, 2018 framework, the Medley LLC Unitholders would agree to waive their rights under the Tax Receivable Agreement, which would allow the Combined Company to receive all of the benefits therefrom. Mr. Taube highlighted the fact that all members of Management agreed to forfeit their rights under the Tax Receivable Agreement in order to help the negotiations between the parties and provide increased value to the unaffiliated MDLY Stockholders. Mr. Taube committed to reporting to the MDLY Special Committee on the progress of the negotiations as soon as more information became available.

Next, Mr. Taube provided an update on the negotiations between the Sierra Special Committee and the MCC Special Committee. He noted that one of the main issues being negotiated was the exchange ratio pursuant to which shares of Sierra Common Stock would be issued in exchange for existing shares of MCC Common Stock. Mr. Taube informed the MDLY Special Committee that the Sierra Special Committee and the MCC Special Committee had reached a tentative agreement that the exchange ratio in connection with the MCC Merger would be 0.8050 shares of Sierra Common Stock for each share of MCC Common Stock.

On July 29, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 27, 2018 framework. The MDLY Special Committee instructed Potter Anderson and the representatives of Barclays to further request that the aggregate amount of the currently contemplated pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders or that an additional pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee also discussed Management’s projections. Representatives of Barclays informed the MDLY Special Committee that representatives of Goldman Sachs had communicated that Management (in its capacity as MDLY’s controlling stockholder), continued to reject any election right for the unaffiliated MDLY Stockholders with respect to the mix of cash and stock consideration because it purportedly affected the tax-free nature of the MDLY Merger.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers.

On July 30, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson. The July 30, 2018 framework provided that (i) the unaffiliated MDLY Stockholders would receive $4.09 per share, which would include $0.65 payable in the form of special cash dividends, and (ii) Management would receive a lower per share cash consideration of $3.79, which would include only $0.35 payable in the form of a special cash dividend. Under the July 30, 2018 framework, both the unaffiliated MDLY Stockholders and Management (in their capacity as MDLY Stockholders) would receive 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, which was consistent with the most recently proposed framework.

At a meeting of the MDLY Board held on July 30, 2018, Mr. Taube provided the MDLY Board with an update on Management’s latest discussion with the Sierra Special Committee in connection with the MDLY Merger and the negotiations between the Sierra Special Committee and the MCC Special Committee relating to the MCC Merger. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube addressed the MDLY Special Committee’s request for increased consideration for holders of MDLY Class A Common Stock and described the outstanding business issues.

Mr. Taube next summarized Management’s latest discussion with the Sierra Special Committee and the MCC Special Committee, noting that while he had previously reported to the MDLY Special Committee that a share price of $6.75 (inclusive of the total cash consideration and stock consideration) for shares of MDLY Class A Common Stock was a possibility, Sierra was still pushing for MDLY to consider a share price lower than $6.75.

Next, representatives of Potter Anderson asked for further information regarding the sources of value associated with the MDLY Merger, and asked Mr. Taube to reconfirm Management’s projections and that no changes were necessary. Mr. Taube noted that Management had given up a great deal of value for themselves in order to facilitate an agreement and a share price point that would be agreeable to all parties. In particular, forfeiting the Medley LLC Unitholders rights under the Tax Receivable Agreement, was of significant benefit to the MDLY Stockholders. Mr. Taube then reviewed the specifics of the July 30, 2018 framework share price breakdown and reconfirmed Management’s projections.

Next, Mr. Taube informed the MDLY Board that Management received from an unaffiliated third party (“Party Y”) a written non-binding indication of interest dated July 30, 2018, to acquire all of the shares of MDLY Class A Common Stock and all of the Medley LLC rights (the “July 30, 2018 IOI”). Mr. Taube noted that Management would assess the offer and provide the MDLY Special Committee with a copy of the July 30, 2018 IOI.

Later on August 2, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee determined that there were no additional sources of value for the unaffiliated MDLY Stockholders and that the Sierra Special Committee and the MCC Special Committee were not amenable to giving up further value in connection with the proposed Mergers. In addition, the MDLY Special Committee reviewed, with the assistance of Potter Anderson and Barclays, the sales processes to date run by MDLY. Based on those discussions, the MDLY Special Committee (i) confirmed that the sales processes run by MDLY for approximately 12 months, which failed to produce any viable transaction, constituted a reasonable market check by MDLY and that no further pre-signing market check was necessary under the circumstances, and (ii) determined not to authorize Barclays to solicit any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. The MDLY Special Committee also discussed and continued to believe that it was not a viable option to request that the deal be conditioned on the approval of a majority of the unaffiliated MDLY Stockholders because such a condition had been rejected on multiple occasions by Management (in its capacity as MDLY’s controlling stockholder). The representatives of Potter Anderson then reviewed with the MDLY Special Committee the draft MDLY Merger Agreement. The MDLY Special Committee also discussed the proposed consideration and recognized that the cash component payable to the unaffiliated MDLY Stockholders alone exceeded the current market price of shares of MDLY Class A Common Stock.

At a meeting of the MDLY Board held on August 3, 2018, Management provided the MDLY Board with an update on the status of the proposed Mergers since the last meeting held on July 30, 2018. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube summarized the schedule of upcoming board and special committee meetings of MCC and Sierra, noting that Eversheds Sutherland would narrow down the list of open items being discussed in the MDLY Merger Agreement and MCC Merger Agreement. Mr. Taube next reviewed the working plan for the proposed transaction announcement, noting that the parties were working towards announcing an agreement on the close of business on Thursday, August 9, 2018, assuming the MDLY Merger Agreement and MCC Merger Agreement were finalized by that date.

Next, Mr. Taube provided an overview of the July 30, 2018 IOI. Mr. Taube explained that neither Management nor representatives of Goldman Sachs were familiar with Party Y before receiving the unsolicited proposal. In summary, Party Y proposed a sale price that would equate to approximately $5.09 per share of MDLY Class A Common Stock. Management met with representatives from Party Y and performed diligence. Based upon that analysis, Management advised the MDLY Board that it appeared that Party Y did not have the capacity or skill required for a successful transaction, lacked the necessary capital, and was offering a low share price that did not fairly value MDLY. Representatives of Goldman Sachs confirmed that they were not familiar with Party Y before receiving the unsolicited proposal and noted that it was likely that Party Y was hoping to acquire MDLY at a significant discount to fair value.

Immediately following the conclusion of the MDLY Board Meeting, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. Barclays reviewed with the MDLY Special Committee its preliminary financial metrics relating to the MDLY Merger. In addition, the MDLY Special Committee, with the assistance of representatives of Potter Anderson and Barclays, discussed the July 30, 2018 IOI and agreed that it was not viable or worth further pursuing when compared to the proposed MDLY Merger.

From August 3, 2018 to the afternoon of August 9, 2018, Eversheds Sutherland exchanged multiple drafts of the MCC Merger Agreement and the MDLY Merger Agreement with representatives of Potter Anderson, S&W and Kramer Levin.

On August 8, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee and representatives of Potter Anderson discussed the compensation report received by the Sierra Special Committee from its compensation consultant, and reviewed with the MDLY Special Committee the terms of the proposed employment agreements to be executed by Management upon the closing of the proposed Mergers. Also at the meeting (i) Potter Anderson reviewed with the MDLY Special Committee an overview of the material terms of the draft MDLY Merger Agreement and exhibits, (ii) Barclays discussed with the MDLY Special Committee its financial analysis of the consideration to be paid to the unaffiliated MDLY Stockholders in the MDLY Merger, and (iii) Potter Anderson reviewed with the MDLY Special Committee its fiduciary duties in connection with its evaluation, consideration, and approval of the proposed MDLY Merger. The MDLY Special Committee, with the assistance of Potter Anderson and Barclays, also reviewed the prior sales process run by MDLY. The discussion regarding the prior sales process run by MDLY was based upon information that was provided by representatives of Goldman Sachs at the direction of MDLY. After an extensive discussion, the MDLY Special Committee agreed that the MDLY Merger provided the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options.

On August 9, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee, with the assistance of Potter Anderson, discussed the material terms of the MDLY Merger Agreement and exhibits. Representatives of Potter Anderson again reviewed with the MDLY Special Committee its fiduciary duties. In addition, at the meeting, Barclays discussed with the MDLY Special Committee additional information with respect to its financial analysis of the terms of the proposed MDLY Merger. At the request of the MDLY Special Committee, Barclays delivered an oral fairness opinion as of August 9, 2018, which was subsequently confirmed by delivery of a written opinion dated as of such date, as to the fairness, from a financial point of view, to the non-management holders of the shares of MDLY Class A Common Stock (the “MDLY Public Stockholders”) of the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend to be offered to such MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger. The MDLY Special Committee unanimously (i) determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders (other than Messrs. Brook Taube, Seth Taube, Tonkel, Allorto, and Fredericks, Medley Group LLC, and any of their respective affiliates), (ii) approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (iii) recommended that the MDLY Board (a) approve and declare advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (b) submit the MDLY Merger Agreement to the MDLY Stockholders for adoption.

On August 9, 2018, the MDLY Board held a telephonic meeting. At the invitation of MDLY, representatives of Potter Anderson, Barclays, Goldman Sachs and Eversheds Sutherland were present. At this meeting, representatives of Goldman Sachs reviewed its financial analysis of the consideration to be paid to the MDLY Stockholders in the MDLY Merger. Representatives of Goldman Sachs then rendered an oral opinion to the MDLY Board, which was subsequently confirmed by delivery of a written opinion dated August 9, 2018, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend, which is referred to as the “Consideration”, to be paid to the holders of MDLY Class A Common Stock (other than Sierra, MCC and any of their respective affiliates, the Medley LLC Unitholders, the holders of Medley LLC Restricted Units and the holders of MDLY RSUs) pursuant to the MDLY Merger Agreement, was fair from a financial point of view to such holders.

Mr. Leeds provided the MDLY Board with a report of the MDLY Special Committee meeting held earlier that day. Mr. Leeds provided a history of the various meetings held by the MDLY Special Committee and described the final considerations of the MDLY Special Committee that led to its recommendation that the MDLY Merger Agreement and the transactions contemplated thereby be approved by the MDLY Board. In particular, Mr. Leeds highlighted, among other things, the fairness opinion that the MDLY Special Committee received from Barclays and the robust process of considering all of the information and various proposals presented to the MDLY Special Committee. On that basis, Mr. Leeds confirmed the MDLY Special Committee’s recommendation described above.

On that basis, the MDLY Board unanimously approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger and resolved to submit the MDLY Merger Agreement to the MDLY Stockholders for its adoption.

5. Reasons for the Mergers

a. Sierra’s Reasons for the Mergers

The Sierra Special Committee unanimously determined that the MCC Merger Agreement, MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the MCC Merger Agreement, MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the MCC Merger Agreement, MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

●	the Mergers will increase the assets under management of the Combined Company, offering the potential for greater diversification and scale;

●	the Mergers are expected to be accretive to Sierra’s net investment income, return on equity, and net asset value;

●	the Mergers offer the potential for achieving cost savings, operational efficiencies and synergies;

●	the public listing of the Combined Company will provide liquidity for Sierra Stockholders, and the market for the Combined Company’s shares is likely to be superior to what would be expected if Sierra merely listed its shares;

●	the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Board of the Combined Company and closer alignment of interests of Management and the Combined Company’s stockholders;

●	the fact that the Sierra Special Committee actively negotiated the terms of the Mergers and the final terms were materially different from the terms initially presented as a potential framework around which a transaction could be consummated;

●	the renegotiation of the Tax Receivable Agreement is expected to provide significant benefits to the Combined Company;

●	the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on August 9, 2018, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the MCC Merger Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, was fair to Sierra from a financial point of view;

●	the compensation to be paid to members of Management has been reviewed by the Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

●	based on the Merger consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such Merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the Mergers into shares of the Combined Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Combined Company’s stockholders;

●	the investment objectives and principal investment strategies of Sierra and MCC are similar;

●	the Mergers are expected to be tax-free to Sierra Stockholders; and

●	the consummation of the Mergers is subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders.

b. MCC’s Reasons for the MCC Merger

The MCC Special Committee unanimously determined that the MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the MCC Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	the value of the MCC Merger Consideration to be received by the MCC Stockholders in the MCC Merger;

●	the fact that, since the MCC Merger Consideration will be paid in shares of Sierra Common Stock, the MCC Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MCC Merger;

●	the fact that the total implied value of the MCC Merger Consideration to be received by the unaffiliated MCC Stockholders in the MCC Merger is expected to result in an estimated 18.52 % accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings;

●	the fact that the MCC Special Committee successfully negotiated an increase to the exchange ratio of Sierra Common Stock that MCC Stockholders are entitled to receive;

●	the belief of the MCC Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MCC Stockholders that MDLY and Sierra would support; and

●	the financial presentation of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, and the opinion of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates).

Strategic and Business Considerations

●	the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the MCC Merger Agreement and the MCC Board would have been precluded from approving the MCC Merger Agreement under those circumstances;

●	the Combined Company would have greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

●	the Combined Company would have a more diversified balance sheet (MCC and Sierra have less than a 50% overlap in credit exposure);

●	the Combined Company would have less relative exposure to non-accruing loans;

●	the internalization better aligns the incentives of Management with the MCC Stockholders as well as provides greater transparency into Management’s structure;

●	the Combined Company would have potential earnings enhancement over time through ownership of an asset management subsidiary;

●	the Combined Company would be expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

●	the Combined Company would be expected to be the 7th largest publicly traded BDC compared to MCC, which currently is the 23rd largest BDC;

●	BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

●	the transaction should simplify the current structure of cross-ownership and management of MCC and Sierra; and

●	the terms and conditions of the MCC Merger Agreement, as discussed in the section entitled “The MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

●	The fact that the MCC Merger Consideration to be received by the MCC Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the MCC Merger Consideration may decline either before or after the MCC Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

●	the Combined Company has not traded before and there is no way to determine with certainty the price at which it will trade, both initially and in the long term;

●	though the combined portfolio may be more diversified and have a lower percentage of non-accruing loans, the Combined Company would still have the same management team as before;

●	internalizing the investment management causes some complexities in the structure;

●	uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

●	there would be a dilution in MCC Stockholder’s influence (MCC Stockholders would own approximately 28% of the Combined Company);

●	MCC Stockholders would experience an approximate 8.4% dilution in NAV per share (after projected expenses associated with the transaction);

●	the fact that the MCC Merger Agreement precludes MCC from actively soliciting competing proposals and MCC may not terminate the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would be required to pay the termination fee;

●	the fact that not all of the conditions to the closing of the MCC Merger, including the required stockholder approvals, are within the parties’ control;

●	the substantial costs to be incurred by MCC in connection with the MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger is consummated;

●	the risk that the announcement and pendency of the MCC Merger could result in the disruption of MCC’s business, including the possible diversion of management attention and potential adverse effects on MCC’s business relationships; and

●	the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

c. MDLY’s Reasons for the MDLY Merger

The MDLY Special Committee unanimously determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

In recommending that the MDLY Board approve the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	The aggregate value and composition of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) to be received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would receive $4.09 per share, including $0.65 payable in the form of special cash dividends, and Management would receive $3.79 per share, including $0.35 payable in the form of a special cash dividend, plus both the unaffiliated MDLY Stockholders and Management would receive 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock.

●	The fact that a significant portion of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) to be received by the unaffiliated MDLY Stockholders in the MDLY Merger will be paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

●	The fact that, since the stock portion of the MDLY Merger Consideration will be paid in shares of Sierra Common Stock, the MDLY Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MDLY Merger.

●	The fact that the total implied value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) to be received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 100%, assuming a NAV multiple of 1.00x for Sierra, based on the closing share price of $3.45 for Class A Common Stock of MDLY on August 8, 2018 (the last trading day prior to announcement of the MDLY Merger).

●	The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on August 9, 2018 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated August 9, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend to be offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger is fair to such stockholders.

●	The fact that the MDLY Special Committee identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders agreed to forfeit all of the benefits to which they otherwise would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders.

●	The fact that the MDLY Special Committee successfully negotiated a pre-closing special cash dividend of $0.30 to be paid only to the holders of MDLY Class A Common Stock prior to the exchange of the LLC Units.

●	The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

●	The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY for approximately 12 months.

●	The belief of the MDLY Special Committee, which belief was formed after consultation with Management and legal and financial advisors, that continuing discussions with the parties who expressed interest since May 2018, or soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

●	The fact that the parties that submitted expressions of interest regarding a potential acquisition of MDLY since May 2018 were valuing MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend).

●	The belief of the MDLY Special Committee, which belief was formed after consultation with Management and legal and financial advisors, that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

●	The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the MDLY Merger Agreement and the MDLY Board would have been precluded from approving the MDLY Merger Agreement under those circumstances.

●	The benefits to the Combined Company that could result from the Mergers, including (i) the Combined Company will have over $5 billion of assets under management, including $2 billion of internally managed assets and (ii) the Combined Company is expected to be the second largest internally managed BDC and the seventh largest publicly traded BDC.

●	The fact that that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the Independent Directors of Sierra and MCC, and their terms provide a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

●	The fact that MDLY Stockholders will have an ability to participate in the future growth of the Combined Company, including any future upside in the stock price and potential synergies expected to result from the Mergers.

●	The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the Investment Company Act to the extent necessary to consummate the Mergers and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

●	The terms of the MDLY Merger Agreement were the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

●	The fact that the MDLY Merger Agreement permits the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) determines that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

●	The fact that the MDLY Board could terminate the MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

●	The payment of a reasonable termination fee equal to $5,350,000 by MDLY or Sierra in certain instances following termination of the MDLY Merger Agreement.

●	The fact that appraisal rights would be available to MDLY Stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to the following:

●	The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders will be paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders will not participate in the future growth of the Combined Company.

●	The fact that the stock portion of the MDLY Merger Consideration to be received by the MDLY Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may decline either before or after the special meeting of MDLY stockholders and there will be no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

●	The uncertainty as to the price at which the Sierra Common Stock will trade as of the consummation of the MDLY Merger.

●	The fact that consummation of the MDLY Merger is not conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

●	The fact that, while members of Management will own approximately 6.2% of the shares of the Combined Company Common Stock, the unaffiliated MDLY Stockholders would hold only approximately 1.4% of the shares of the Combined Company Common Stock.

●	The fact that the MDLY Merger Agreement precludes MDLY from actively soliciting competing proposals and MDLY may not terminate the MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would be required to pay the termination fee.

●	The fact that not all of the conditions to the closing of the MDLY Merger, including the required stockholder approvals, are within the parties’ control.

●	The fact that the MDLY Merger Agreement contains certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent is required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

●	The substantial costs to be incurred by MDLY in connection with the MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger is consummated.

●	The risk that the announcement and pendency of the MDLY Merger could result in the disruption of MDLY’s business, including the possible diversion of management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

●	The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

B. Legal Analysis

As discussed above, pursuant to the DGCL, upon consummation of the MDLY Merger, all the property, rights, privileges and powers of MDLY and Merger Sub shall be vested in Merger Sub as the surviving company, and all debts, liabilities and duties of MDLY shall become the debts, liabilities and duties of Merger Sub. In addition, upon consummation of the MCC Merger, Sierra will acquire all of the property of MCC. These transactions could be deemed to require relief from Section 17(a) or 57(a) under the 1940 Act.

1. Sections 57(a)(1), (2) and (4)

a. Applicable Law

In relevant part, Section 57(a) makes it unlawful for any person related to a BDC in a manner described in Section 57(b), acting as principal,

(1) knowingly to sell any security or other property to such business development company or to any company controlled by such business development company, unless such sale involves solely (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities; [and]

(2) knowingly to purchase from such business development company or from any company controlled by such business development company, any security or other property (except securities of which the seller is the issuer).

Section 57(b), in turn, provides, in pertinent part, that Section 57(a) applies to, among other persons, any person directly or indirectly controlled by or under common control with a BDC.

Section 2(a)(9) of the 1940 Act defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute then sets forth the interpretation that: any person who owns beneficially, either directly or through one or more companies, more than 25% of the voting securities of the company will be presumed to control such company; any person who does not so own more than 25% of the voting securities of the company, will be presumed not to control such company; and a natural person will be presumed not to be a controlled person.

Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent such order. Rule 17d-1, made applicable to transactions subject to Section 57(a)(4) by Section 57(i) to the extent the SEC has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan.”

b. Need for Relief

The MCC Merger could be deemed to violate paragraphs (1), (2) and (4) of Section 57(a) to the extent each of MCC and Sierra was deemed to be “under common control” as set forth in Section 57(b) by virtue of their having an affiliated investment adviser. Similarly, the MDLY Merger could be deemed to violate these same provisions because Sierra and MDLY could be deemed to be affiliated persons of each other. Relief is being sought since each of those transactions involves both a sale of property to a BDC by a person related to the BDC in a manner described in Section 57(b) (a “closely-related person” of the BDC) (prohibited by Section 57(a)(1)), as well as a closely-related person of MCC and Sierra purchasing property from those BDCs (prohibited by Section 57(a)(2)).

c. Requested Exemptions

Accordingly, the Applicants respectively request an Order of the SEC pursuant to Section 57(c) of the 1940 Act exempting, from the provisions of Sections 57(a)(1) and (2), the respective transactions involved in the Mergers, to the extent necessary to facilitate the transfer of assets and other transactions incident to the consummation of the Consolidation. The Applicants are also seeking relief pursuant to Section 57(i) and Rule 17d-1 from the provisions of Section 57(a)(4) to the extent necessary to permit consummation of the Mergers, notwithstanding the joint transaction prohibitions of Section 57(a)(4).

d. Precedents

The SEC has previously granted relief to permit the transfer of assets to or from a BDC to effect a merger or consolidation of two or more entities to effect an internalization of a previously external investment management function. In Allied Capital Corp.,2 relief was granted exempting the applicants from, among other provisions, Section 57(a) to permit the consolidation of multiple BDCs and their external investment adviser. After the consolidation transaction (the “Allied Consolidation”), Allied I and Allied II, each of which had elected to be regulated as a BDC under the 1940 Act, Allied Commercial, a real estate investment trust (“REIT”), and Allied Capital Advisers, Inc., the investment adviser to those entities, merged into Allied Capital Lending Corporation (after the consolidation transaction, “ACC”), with ACC operating as an internally managed BDC with two wholly owned BDC subsidiaries going forward.

[2]	Allied Capital Corp., et al.; Notice of Application 62 Fed. Reg. 230 (Dec. 1, 1997); see also Allied Capital Corp., et. al., Investment Company Act Release No. 22941, 66 SEC Docket 297 (Dec. 16, 1997).

Applicants believe that the order granted with respect to the Allied Consolidation provides strong precedent and policy support for the Consolidation to receive the relief requested.3 There, as here, multiple publicly held BDCs combined with a publicly held registered investment adviser. Through reliance on independent directors, who were assisted by independent financial advisors and independent counsel, a fair result was able to be achieved for stockholders, notwithstanding the participation of certain management affiliates in the transactions. Here, there would be safeguards similar to those in the Allied Consolidation to ensure fairness to stockholders of all the Consolidating Entities.

In Medallion Financial Corp.,4 relief was granted exempting the applicants from, among other provisions, Sections 17(a) and 57(a) to permit a BDC to acquire Tri-Magna, a closed-end diversified management investment company licensed as an SBIC by the SBA and registered with the SEC as a closed-end investment company. Medallion Financial Corp. (“Medallion”) was organized for the purpose of acquiring Tri-Magna and certain other similar companies. Upon completion of the transactions that were the subject of the request for relief, Medallion was to engage directly and/or through its principal subsidiaries primarily in the business of making loans to small businesses.5

2. Legal Arguments

The Combined Company’s increased size, increased portfolio diversity, and its mix of current and capital gain income should all provide increased benefits for stockholders. The Consolidation should also enable the Combined Company to improve employee recruitment efforts and employee retention. The Consolidation also would eliminate any perceived conflict between the external adviser and the managed fund.

[3]	The principal difference from the post-transaction structure of the Allied Consolidation is that post-Consolidation, Sierra will own a revenue-generating registered investment adviser. In this regard, the Consolidation will be effected consistent with the no-action letter granted to Main Street Capital Corporation in 2013 (the “Main Street Letter”), or pursuant to additional relief requested, as discussed later in this Application.

[4]	Medallion Financial Corp. (File No. 812-9744), Investment Company Act Release No. 21915 (Apr. 24, 1996) (notice), Investment Company Act Release No. 21969 (May 21, 1996) (order).

[5]

See also Tyler Cabot Mortgage Securities Fund. Inc. (File No. 812-7984), Investment Company Act Release No. 19072 (Nov. 2, 1992) (notice), Investment Company Act Release No. 19134 (Dec. 1, 1992) (order) (merger of a closed-end management investment company into a REIT); Equus Investments II. L.P. (File No. 812-7792), Investment Company Act Release No. 18494 (Jan. 23, 1992) (notice), Investment Company Act Release No. 18556 (Feb. 18, 1992) (order) (asset transfer from a BDC to an affiliated closed-end management investment company); Emerging Markets Growth Fund. Inc. (File No. 812-10064), Investment Company Act Release No. 21957 (May 14, 1996) (notice), Investment Company Act Release No. 22006 (June 5, 1996) (order) (consolidation of two affiliated closed-end management investment companies with similar investment objectives and policies); Merrill Lynch Variable Series Funds. Inc. (File No. 812-10274), Investment Company Act Release No. 22325 (Nov. 8, 1996) (notice), Investment Company Act Release No. 22371 (Dec. 5, 1996) (order) (merger of two affiliated separate series of open-end funds); Bull & Bear Overseas Fund Ltd. (File No. 812-7730), Investment Company Act Release No. 18491 (Jan. 17, 1992) (notice), Investment Company Act Release No. 18557 (Feb. 19, 1992) (order) (reorganization of two affiliated open-end funds).

a. Relief Pursuant to Section 57(c)

Section 57(c) of the 1940 Act directs the SEC to exempt a transaction from one or more provisions of Sections 57(a)(1), (2) and (3) if all three of the following standards are met:

(i)	the terms of the proposed transaction are reasonable and fair and do not involve overreaching of the BDC or its stockholders on the part of any person concerned;

(ii)	the proposed transaction is consistent with the policy of the BDC as recited in its filings with the SEC under the 1933 Act and the 1934 Act, and in its reports to stockholders; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

i. Reasonable and Fair without Overreaching

The Consolidation, whereby shares of each of MCC and MDLY will be converted into the right to receive shares of Sierra, would benefit stockholders in a number of ways. As noted above, the Combined Company’s increased size, increased portfolio diversity, and its superior mix of current and capital gain income should all provide increased benefits for stockholders. The Consolidation should also enable the Combined Company to improve employee recruitment efforts and employee retention. The Consolidation also would eliminate any perceived conflict between the external adviser and the managed fund. For greater detail concerning the benefits of the Consolidation for stockholders, see the discussion under “The Consolidation – Reasons of the Consolidation.”

The involvement of the boards of the Consolidating Entities, including each of the MCC, MDLY and Sierra Special Committees, and the fact that each Special Committee was assisted by its own independent counsel in connection with the Consolidation and received a fairness opinion from its own independent financial advisor indicate that reasonable steps have been taken to ensure that no overreaching on the part of any person occurs in connection with the Consolidation. (See “—Board Considerations,” above.)

The Consolidation would also be consistent with the stated investment policies of each of the Consolidating Entities, as the Combined Company will continue to pursue the same line of business of MDLY, as well as the line of business represented by the current operations of MCC and Sierra.

ii. Consistent with the Policies of the BDC

The Joint Proxy Statement/Prospectus describes the investment objective and/or strategies of each of the Consolidating Entities and how, if at all, the Consolidation would affect them, as well as other information pertinent to the Consolidation. The Consolidation, if and when effected, would be consistent with public disclosures of each of the Consolidating Entities. In this regard, the investment policy and strategies of the Combined Company would be consistent with the respective investment strategies of Sierra and MCC.

iii. Consistent with the Purposes of the 1940 Act

The Consolidation would also be consistent with the general purposes of the 1940 Act. Section l(b)(2) declares it against the public interest when investment companies are: “organized, operated, managed or their portfolio securities are selected” in the interest of, among other things, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Consolidation is being proposed to benefit the current as well as future stockholders of the Consolidating Entities, and no entity or individual beyond those entities stands to gain from the Consolidation (other than to the extent that certain individuals will have employment agreements with the Combined Company) at the expense of such stockholders.6 Indeed, Merger Sub, as the investment adviser to the Combined Company, the entity with respect to which the greatest possibility of overreaching exists, would participate in the Consolidation on the same basis as the other Consolidating Entities.

The Consolidation also comports with the policies underlying Rule 17a-8 under the 1940 Act, which, as noted above, exempts “a merger, consolidation or other purchase or sale of substantially all of the assets involving registered investment companies which may be affiliates .... solely by reason of having a common investment adviser, common directors, and/or officers. . . .” As the SEC noted in the release proposing Rule 17a-8:

When a merger involves investment companies which are affiliated persons exclusively by virtue of having a common investment adviser, directors and/or officers, no person who is responsible for evaluating and approving the terms of the transaction on behalf of the various participating investment companies would have a significant personal financial interest in improperly influencing these terms. . . .Nonetheless, the Commission ... believes that any exemptive rulemaking pertaining to such transactions should be conditioned upon the board of directors, including a majority of specified disinterested directors, of each participating investment company making certain determinations to ensure that the interests of the investment companies and their stockholders regarding such a transaction are not compromised.7

As noted above, each of the boards and Special Committees of the Consolidating Entities, including the Independent Directors, have approved the transaction as being in the best interest of their respective Consolidating Entity.

[6]	As described in further detail above under “—The MDLY Merger Agreement—Consideration,” in the MDLY Merger, all holders of shares MDLY Class A Common Stock (other than Dissenting Shares and shares of MDLY Class A Common Stock held by MDLY, Sierra or their respective wholly owned subsidiaries) will have the right to receive (i) 0.3836 shares of Sierra Common Stock; plus (ii) cash in an amount equal to $3.44 per share. In addition, the holders of shares of MDLY Class A Common Stock (other than the current holders of Medley LLC Units) will have the right to receive $0.65 per share of special dividends (or other payments), to the extent and as described more fully above.
[7]	(Emphasis added). See Investment Company Act Release No. 10886 (Oct. 3, 1979).

3. Section 12(d)(3)

As noted above, as a result of the Consolidation, the principal difference from the post-transaction structure of the Allied Consolidation is that post-Consolidation, the Combined Company will own Merger Sub, which, as the successor to MDLY, will be a holding company for a number of revenue-generating registered investment advisers.

a. Applicable Law

Section 12(d)(3), made applicable to BDCs by Section 60, generally prohibits BDCs from acquiring any security issued by any person who is a broker, dealer, or a registered investment adviser.

Rule 12d3-1 provides two exemptions from Section 12(d)(3)’s prohibitions. First, paragraph (a) of Rule 12d3-1 permits an investment company to purchase the securities of an issuer (except the securities of its own investment adviser, promoter or principal underwriter or their affiliates), provided that the issuer’s revenues from “securities related activities” in its most recent fiscal year do not exceed 15% of the issuer’s gross revenues. In addition, paragraph (b) of Rule 12d3-1 establishes a separate exemption to permit an investment company to acquire any security of an issuer that derives more than 15% of its gross revenues from securities related activities, provided that, among other things, immediately after the acquisition of an equity or debt security of the issuer: (i) the investment company has not invested more than 5% of the value of its total assets in securities of that issuer and (ii) the investment company owns not more than 5% of the outstanding securities of that class of the issuer’s securities or 10% of the outstanding principal amount of the issuer’s debt securities, as applicable. Subparagraph (d)(1) of Rule 12d3-1 defines “securities related activities” to mean a person’s activities as a broker, dealer, underwriter or registered investment adviser or investment adviser to a registered investment company.

b. Need for Relief

The Consolidation could be deemed to violate Section 12(d)(3) because it would result in the Combined Company acquiring indirect 100% ownership interests in registered investment advisers.

c. Requested Exemptions

The Applicants hereby apply for an order pursuant to Section 6(c) of the 1940 Act exempting the Combined Company from the provisions of Section 12(d)(3) of the 1940 Act to the extent necessary to permit the Combined Company to hold ownership interests Merger Sub, a holding company for revenue-generating registered investment advisers.

d. Legal Arguments

The SEC has stated that “[w]hile the reasons for Congress prohibiting investment company investments in securities related businesses are not addressed in much detail in the 1940 Act’s legislative history, it appears that Congress had two purposes. First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses.” 8 The SEC further stated that “[a] second purpose of the provision appears to have been to prevent potential conflicts of interest and reciprocal practices.”9 Section 12(d)(3) is one of several provisions of the 1940 Act designed to limit, and in some instances eliminate, interrelationships between investment companies and brokers, dealers, underwriters and investment advisers.10 However, as the SEC acknowledged in the proposing release to Rule 12d3-1, the “evidence indicates that today [Section 12(d)(3)] often prevents investment companies from making investments that may be in the best interests of their shareholders.”11

[8]	Investment Company Act Release No. 13725 (Jan. 17, 1984). See also Stadulis and Levin, SEC Regulation of Investment Company Investments in Securities Related Business under the Investment Company Act of 1940, 2 Villanova J. Law & Investment Management 9 (Spring 2000) for the statement that “[t]he legislative history of the Investment Company Act is virtually silent concerning the intended scope and purpose of section 12(d)(3).”)
[9]	Continuing, “[t]he provisions of the section generally are intended to prevent … cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.” Id.
[10]	See Investment Company Act Release No. 13725 (Jan. 17, 1984).
[11]	Id.

i. Avoiding the Entrepreneurial Risks of Securities Related Businesses

The Applicants do not believe that the Combined Company’s ownership of registered investment advisers raise the same type of entrepreneurial risks that may have concerned Congress in enacting Section 12(d)(3). The SEC has stated in regard to the entrepreneurial risks that, “aside from general partnership interests, investments in securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interest and reciprocal practices.”12 The SEC has noted that since 1940 the ownership structure of most securities related issuers has changed from a partnership to a corporate form, resulting in the limited liability status of these entities.13 The SEC has further stated that “[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.”14

Congress’ concerns regarding entrepreneurial risk will also be mitigated by disclosure to investors in the Combined Company’s ongoing public filings with the SEC, as such disclosure will describe the fact that the Combined Company’s business includes owning registered investment advisers. As a result, investors in the Combined Company will be informed of the risks, including entrepreneurial risk, of investing in the Combined Company. Therefore, only persons or entities that explicitly intend and desire to have exposure to investments in investment advisers will purchase shares, or if they are existing investors, choose not to sell their shares, in the Combined Company. Thus, the Applicants believe that the Combined Company’s ownership of investment advisers is consistent with the best interests of the Combined Company Stockholders.

[12]	Continuing, “[i]n 1940, securities related businesses, for the most part, were organized as privately held general partnerships. By investing in such businesses, investment companies exposed themselves to potential losses which were not present in other types of investments; if the business failed, the investment company as a general partner was held accountable for the partnership’s liabilities.” Investment Company Act Release No. 19716 (Sept. 16, 1993).
[13]	Id.
[14]	Id.

ii. Avoiding Conflicts of Interest and Reciprocal Practices

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of investment advisers. As with the 1940 Act in general, Section 12(d)(3) was an attempt by the SEC to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.

For example, the SEC was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.15  It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.16 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address is what is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.

Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. Generally, the greater percentage of an investment adviser owned by a company, the less likely it is that a conflict would favor the manager to the detriment of the company, because as the ownership interest increases, the ability of the company to align the investment manager’s interests with its own increases accordingly. By maintaining a 100% ownership interest in Merger Sub, the Combined Company will be able to exercise full oversight and protection of Merger Sub and ensure that its interest align with those of the Combined Company Stockholders.

The SEC has granted Section 12(d)(3) relief to similarly situated BDCs in the past. In 2012, the SEC issued an order to Ares Capital Corporation (“Ares”), to permit it to own, directly or indirectly, 100% of the outstanding equity interest of, and continue its investment in, Ivy Hill Asset Management, L.P. (“Ivy Hill”), even following such time when Ivy Hill was required to become a registered investment adviser under the Advisers Act.17 Ares, an externally managed, closed-end management investment company that elected to be regulated as a BDC, formed Ivy Hill in 2007, and at the time of the exemptive application, indirectly wholly owned 100% of Ivy Hill’s equity and voting interests.

[15]	H.R. Doc. No. 707, part I, at 76-77, 75th Cong., 3d Sess. (1938).
[16]	Id.

[17]	Ares Capital Corporation, et al., Investment Company Act Release No. 30024 (Mar. 20, 2012).

In 2012, the SEC issued an order to Kohlberg Capital Corporation (“Kohlberg Capital”), an internally managed, closed-end management investment company that elected to be regulated as a BDC, to permit it and its wholly-owned holding companies to continue to hold a greater than 50% equity interest in Katonah Debt Advisors LLC, Trimaran Advisors LLC (collectively, the “KCAP Advisers“), each of which is a direct or indirect wholly-owned portfolio company of Kohlberg Capital, when the KCAP Advisers were required to register as investment advisers under the Advisers Act.18

In 2012, the SEC issued an order to American Capital Ltd. (”American Capital”), a BDC, and American Capital Asset Management LLC (“AC LLC”), a limited liability company wholly owned by American Capital, granting an exemption from the provisions of Section 12(d)(3) at such time when AC LLC and its subsidiaries were required to become registered investment advisers under the Advisers Act.19 AC LLC and its subsidiaries had previously been exempt from registration under the Advisers Act under the “private adviser” exemption. In 2014, the SEC issued another order, amending the 2012 order and extending the relief granted therein to several additional directly or indirectly wholly owned entities that intended to register or had registered as investment advisers under the Advisers Act.20

In 2013, the Staff took a no-action position with respect to Main Street Capital Corp.’s ownership of a registered investment adviser (the “Main Street Letter”).21 The reasoning of the request for relief noted by the Staff in that letter is fully consistent with the arguments set forth above and the proposed structure of the Combined Company.

Here, as in the Main Street Letter, the BDC would be the ultimate majority and sole controlling owner of one (or in this case, more than one) registered investment adviser. Indeed, the present scenario is more advantageous to stockholders than the Main Street circumstances. Merger Sub will already have substantial assets under management at the close of the Consolidation in the form of the existing advisory relationships it has with fund clients, giving stockholders a clear picture of what the advisory business of Merger Sub would look like at the time they are being asked to approve the Consolidation.

In this case, none of the dangers underlying the limitations set forth in Section 12(d)(3) or Rule 12d3-1 are implicated. The Applicants believe that the position taken by the Staff in the Main Street Letter strongly supports the request for relief being sought here.

[18]	Kohlberg Capital Corporation, et al., Investment Company Act Release No. 30011 (Mar. 27, 2012).
[19]	American Capital Ltd., et al., Investment Company Act Release No. 30010 (Mar. 27, 2012).
[20]	American Capital Ltd., et al., Investment Company Act Release No. 31191 (July 29, 2014).
[21]	Main Street Capital Corporation, SEC Staff No-Action Letter (Nov. 7, 2013).

e. Conclusion

The Applicants believe the Combined Company’s proposed ownership of Merger Sub, which will be a holding company for a number of revenue-generating registered investment advisers, does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. The Applicants believe that the standards set forth in Section 6(c) have been met.

III. APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions.

1. The Consolidation will not be consummated unless it has been approved by the holders of a majority of outstanding common stock of Sierra and MCC, and the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date.

2. The Consolidation will not be consummated unless the New Investment Advisory Agreement has been approved by a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra. For this condition, the vote of holders of a “majority,” as defined in the 1940 Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra special meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock.

IV. PROCEDURAL MATTERS

A. Communications

The address of each of the Applicants is

280 Park Ave., 6th Floor East

New York, NY 10017

and the persons to whom Applicants wish any questions regarding this Application to be directed are Mr. John Fredericks, Esq., at such address, and

Steven B. Boehm, Esquire

Payam Siadatpour, Esquire
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

B. Authorizations

On the following dates, and pursuant to applicable law, the board of directors of each Consolidating Entity by resolution expressly delegated authority to that Consolidating Entity’s officers to execute this Application: Sierra Income Corp. (November 6, 2018), Medley Capital Corporation (October 29, 2018), Medley Management, Inc. (October 29, 2018), and Sierra Management, Inc. (November 6, 2018). In addition, on such dates the filing of this Application was specifically authorized by resolution of each respective board of directors. A copy of each such resolution is attached to this Application as Exhibits A, B, C and D, respectively.

All requirements necessary to authorize the person signing and filing this Application on behalf of each Applicant to do so have been complied with.

Applicants have caused this amended and restated Application to be duly signed on their behalf, in the City of New York, New York on the sixth day of November 2018.

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

MCC ADVISORS, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated November 6, 2018, for and on behalf of Sierra Income Corp., Medley Capital Corporation, Medley Management, Inc., Sierra Management, Inc. and MCC Advisors LLC; that he holds the office with such entity as indicated below and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SIERRA INCOME CORPORATION

By:	/s/ Seth Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

MCC ADVISORS, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

Exhibit A

Resolutions of the Board of Sierra Income Corporation

WHEREAS, the Board has previously (i) approved the acquisition of MCC by the Company as contemplated by the MCC Merger Agreement, in which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving company in the MCC Merger; and (ii) contemporaneously with the MCC Merger Agreement, the Company, MDLY, and Merger Sub entered into the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, certain joint transactions contemplated by the Mergers may require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, MCC, and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Joint Transactions Order”) that must be in full force and effect as of the Effective Time;

WHEREAS, the Special Committee has reviewed and approved, and recommended that the Board approve, the exemptive application (the “Joint Transactions Exemptive Application”) for the Joint Transactions Order; and

WHEREAS, the Board has reviewed the Joint Transactions Exemptive Application, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Joint Transactions Exemptive Application, in substantially the form provided in the Board meeting materials;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Joint Transactions Exemptive Application to the SEC for the Joint Transactions Order pursuant to the 1940 Act allowing the consummation of the joint transactions contemplated by the Mergers;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file with the SEC pursuant to the 1940 Act one or more applications for the Joint Transactions Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Mergers and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers of the Company executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

A-1

Exhibit B

Resolutions of the Board of Medley Capital Corporation

WHEREAS, the Board previously approved the MCC Merger Agreement pursuant to which the Company will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger;

WHEREAS, contemporaneously with the MCC Merger Agreement, Sierra, MDLY, and Merger Sub entered into the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, certain transactions contemplated by the Mergers require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”).

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials and authorizes the filing thereof with the SEC and any amendments, modifications or supplements thereto;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

B-1

Exhibit C

Resolutions of the Board of Medley Management, Inc.

WHEREAS, the Board previously approved the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, contemporaneously with the MDLY Merger Agreement, Sierra and MCC entered into the MCC Merger Agreement pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger;

WHEREAS, certain transactions contemplated by the Mergers require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MCC from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”); and

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”) for the Order, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials and authorizes the filing thereof with the SEC and any amendments, modifications or supplements thereto;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Co-Chief Executive Officer, President, Chief Financial Officer, General Counsel and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

C-1

Exhibit D

Resolutions of the Board of Sierra Management, Inc.

WHEREAS, the Board hereby (i) determined that the Agreement and Plan of Merger (the “MDLY Merger Agreement”) by and between Sierra Income Corporation, a Maryland corporation (“Sierra”), the Company, and Sierra Management, Inc., a Delaware corporation and a wholly owned subsidiary of Sierra, pursuant to which the Company will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger”) and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, the Company and its sole stockholder; (ii) recommended that Sierra, as the Company’s sole stockholder, adopt the MDLY Merger Agreement and approve the MDLY Merger; and (iii) authorized and approved the MDLY Merger substantially upon the terms and conditions set forth in the MDLY Merger Agreement;

WHEREAS, the Company’s sole stockholder previously authorized and approved the MDLY Merger and the other transactions contemplated by the MDLY Merger Agreement in all respects;

WHEREAS, contemporaneously with the MDLY Merger Agreement, Sierra and Medley Capital Corporation, a Delaware corporation (“MCC”), entered into the Agreement and Plan of Merger (the “MCC Merger Agreement”) pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company (the “Combined Company”) in the merger (the “MCC Merger” together with the MDLY Merger, the “Mergers”);

WHEREAS, certain joint transactions contemplated by the Mergers may require exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”), which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MCC from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”); and

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”) for the Order, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Exemptive Application to the SEC for the Order pursuant to the 1940 Act allowing the consummation of the joint transactions contemplated by the Mergers;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby are, authorized for and on behalf of the Company to prepare, execute and file the Exemptive Application with the SEC pursuant to the 1940 Act for the Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Mergers and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers of the Company executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

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APPENDIX A

Simplified Structure before the Completion of the Mergers

Simplified Structure Following the Completion of the Mergers

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